Exhibit 2.1
EXECUTION VERSION
[Important Note to Investors: This agreement has been filed to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about EMS Technologies, Inc. or any of its subsidiaries or affiliates. The representations, warranties and covenants contained herein were made only for purposes of this agreement and as of specific dates; were solely for the benefit of the parties to this agreement; may be subject to limitations agreed upon by the contracting parties, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of EMS Technologies, Inc. or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may have changed after the date of the agreement and may change in the future, which subsequent information may or may not be fully reflected in EMS Technologies, Inc.’s public disclosures.]
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
EMS TECHNOLOGIES, INC.,
EMS ACQUISITIONS, INC.,
FORMATION, INC.
AND
NIM EVATT, SOLELY AS STOCKHOLDER REPRESENTATIVE
Dated December 11, 2008

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LIST OF EXHIBITS1

Exhibit A	Definitions
Exhibit B	Form of Company’s Counsel Opinion
Exhibit C	Form of Escrow Agreement
Exhibit D	Working Capital Guidelines
LIST OF SCHEDULES

Schedule A	Company Shares
Schedule B	Financial Statements
Schedule 3.1	Qualifications to Do Business
Schedule 3.3	Capital Stock
Schedule 3.4	Subsidiaries
Schedule 3.5	Governmental Approvals
Schedule 3.6(a)	Owned Real Property
Schedule 3.6(b)	Leased Real Property
Schedule 3.8	Financial Statement Exceptions
Schedule 3.11	Legal Proceedings
Schedule 3.12(a)	Compliance with Laws
Schedule 3.13(a)	Company Contracts
Schedule 3.13(b)(i)	Government Contracts
Schedule 3.13(b)(ii)	Cleared Company Employees
Schedule 3.14(b)	Tax Returns Due
Schedule 3.15	Employment Agreements
Schedule 3.16(a)	List of Company Benefit Plans
Schedule 3.16(b)	Exceptions to Company Benefit Plans
Schedule 3.18	Insurance Policies
Schedule 3.19	Environmental, Health and Safety Matters
Schedule 3.20(a)	Company Registered Intellectual Property
Schedule 3.20(d)	Works of Original Authorship
Schedule 3.20(h)	Infringement of Company Intellectual Property
Schedule 3.21(a)	Company Software
Schedule 3.21(b)	Use of Company Software
Schedule 3.21(c)	Confidentiality of Source Code
Schedule 3.21(f)	Open Source Software
Schedule 3.22	Transactions with Affiliates
Schedule 3.24	Customer and Supplier Relations
Schedule 3.25	Licenses
Schedule 5.1(xii)	Conduct of the Business
Schedule 6.2(d)	Required Consents

1	Contents of the parties’ disclosure schedules and similar attachments to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant will furnish a copy of any such schedule supplementally to the Securities and Exchange Commission upon request.

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AGREEMENT AND PLAN OF MERGER
     THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated December 11, 2008, is made and entered into by and among EMS TECHNOLOGIES, INC., a Georgia corporation (the “Purchaser”), EMS ACQUISITIONS, INC., a New Jersey corporation and wholly owned subsidiary of the Purchaser (“Merger Sub”), FORMATION, INC., a New Jersey corporation (the “Company”), and, solely in his capacity as the Stockholder Representative (as defined below) hereunder, Nim Evatt. The Purchaser, Merger Sub and the Company are sometimes individually referred to in this Agreement as a “Party” and collectively as the “Parties.” Certain capitalized terms that are used in this Agreement are defined in Exhibit A.
W I T N E S S E T H:
     WHEREAS, the Parties intend that Merger Sub merge with and into the Company (the “Merger”), with the Company surviving such Merger on the terms and conditions set forth in this Agreement;
     WHEREAS, the Board of Directors of the Company has unanimously (i) determined that it is in the best interest of the Company and its stockholders, and declared it advisable, to enter into this Agreement providing for the Merger in accordance with the Business Corporation Act of the State of New Jersey (the “BCANJ”), (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement, and (iii) resolved to recommend adoption of this Agreement by the Company’s stockholders;
     WHEREAS, the respective Boards of Directors of the Purchaser (on its own behalf and as the sole stockholder of Merger Sub) and Merger Sub have each unanimously approved this Agreement and declared it advisable for the Purchaser and Merger Sub, respectively, to enter into this Agreement;
     WHEREAS, promptly following the execution of this Agreement, the Company shall obtain the approval of the requisite holders of its capital stock necessary to approve the consummation of the transactions contemplated by this Agreement; and
     WHEREAS, the Parties desire to make certain representations, warranties, covenants and other agreements in connection with the foregoing.
     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions set forth in this Agreement, and intending to be legally bound by this Agreement, the Parties agree as follows:

ARTICLE I
THE MERGER
     Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the BCANJ, Merger Sub will merge with and into the Company at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of the Purchaser.
     Section 1.2 Effective Time. Prior to the Closing, the Purchaser and the Company shall prepare a certificate of merger (the “Certificate of Merger”). Upon the terms and subject to the provisions of this Agreement, the Parties shall file the Certificate of Merger, executed in accordance with the relevant provisions of the BCANJ, with the State Treasurer of the State of New Jersey as soon as practicable on the Closing Date. As soon as practicable on or after the Closing Date, the Parties shall make any and all other filings or recordings required under the BCANJ to effectuate the Merger and the terms of this Agreement. The Merger will be effective at such time as the Parties duly file the Certificate of Merger with the State Treasurer of the State of New Jersey or at such other date or time (not to exceed 90 days after the filing date) as the Purchaser and the Company agree in writing and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).
     Section 1.3 Effects of the Merger. The Merger will have the effects set forth in this Agreement and the relevant provisions of the BCANJ. Without limiting the generality of the foregoing, and subject hereto, at the Effective Time, all property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation, and all claims, obligations, restrictions, disabilities, liabilities, debts and duties of the Company and Merger Sub will become the claims, obligations, restrictions, disabilities, liabilities, debts and duties of the Surviving Corporation.
     Section 1.4 Certificate of Incorporation; Bylaws.
     (a) At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety to be identical to the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall continue to be “Formation, Inc.”
     (b) At the Effective Time, the bylaws of the Company shall be amended and restated in their entirety to be identical to the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until the same shall thereafter be altered, amended or repealed in accordance with applicable Law or such bylaws.
     Section 1.5 Directors and Officers. The directors and officers of Merger Sub serving in those positions immediately prior to the Effective Time will become, as of the Effective Time, the directors and officers of the Surviving Corporation and will remain the directors and officers of the Surviving Corporation after the Merger, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

ARTICLE II
MERGER CONSIDERATION; CONVERSION OF SECURITIES
     Section 2.1 Calculation and Payment of Merger Consideration.
     (a) Calculation of Merger Consideration. Subject to the conditions set forth in this Agreement and adjustment pursuant to Section 2.6, the Purchaser shall pay, or cause to be paid, as and when due, with respect to the Company Shares and the Options, an aggregate amount in cash (the “Merger Consideration”) equal to: (i) the Closing Date Cash Proceeds, plus (ii) the Earnout Payments, if any, plus (iii) the Escrow Amount, plus or minus (iv) any payments required to be made pursuant to Article IX.
     (b) Allocation of Merger Consideration. Not less than two (2) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a statement (the “Closing Date Equity Statement”), executed by the Chief Executive Officer or Chief Financial Officer of the Company, that sets forth in reasonable detail: (i) the name of each Holder; (ii) the portion of the Closing Date Cash Proceeds to be paid to such Holder at the Closing pursuant to Section 2.2; (iii) each Holder’s Pro Rata Percentage; (iv) the number of Fully Diluted Shares, including the number of Fully Diluted Shares held by each Holder attributable to the Company Shares and to Options; (v) the Aggregate Option Exercise Price; (vi) the Per Option Merger Consideration; (vii) the Per Share Merger Consideration; and (viii) the amounts payable by the Purchaser to the Paying Agent and the Company pursuant to Section 2.2.
     (c) Estimated Merger Consideration Adjustments. Not less than two (2) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a certificate (the “Closing Date Financials Statement”), executed by the Chief Executive Officer and the Chief Financial Officer of the Company, that sets forth the following:
     (i) the amount of the Closing Date Indebtedness;
     (ii) the amount of the Transaction Expenses;
     (iii) the Company’s good faith estimate of the Closing Date Cash Balance (the “Estimated Closing Date Cash”); and
     (iv) the Company’s good faith estimate of the Net Working Capital (the “Estimated Working Capital”) and the resulting Estimated Working Capital Surplus or the Estimated Working Capital Deficit, as the case may be.
The Company shall provide the Purchaser and its representatives with access to the Company’s employees and advisors and such books and records as may be reasonably requested by the Purchaser and its representatives in order to verify the information contained in the Closing Date Financials Statement. The Company shall make appropriate and reasonable revisions to the Closing Date Financials Statement as are mutually agreed upon by the Purchaser and the Company.

     Section 2.2 Payment of Closing Date Cash Proceeds. On the Closing Date, the Purchaser shall pay an amount equal to the Closing Date Cash Proceeds, by wire transfer of immediately available funds, as follows:
     (a) to the Paying Agent, which shall be distributed to the Stockholders without duplication by the Paying Agent, in an amount equal to the Per Share Merger Consideration multiplied by the number of shares of Common Stock outstanding immediately prior to the Effective Time;
     (b) to the Company, which shall be distributed to the Option Holders without duplication by the Company, in an amount equal to the Per Option Merger Consideration multiplied by the number of Options that are outstanding and exercisable immediately prior to the Effective Time, which amount shall be subject to applicable payroll tax withholding; and
     (c) to the Company, which shall be distributed to Cliff Oberholtzer in an amount equal to the amount, if any, by which (i) the product of the Per Share Merger Consideration multiplied by the number of Oberholtzer Shares exceeds (ii) the Oberholtzer Proceeds, which amount shall be subject to applicable payroll tax withholding.
     Section 2.3 Payment of Other Amounts. On the Closing Date, the Purchaser shall:
     (a) repay or cause to be repaid on behalf of the Company and its Subsidiaries the Closing Date Indebtedness to such account or accounts as specified in the Payoff Letters;
     (b) pay or cause to be paid $5,000,000 (the “Escrow Amount”) to the Escrow Agent by wire transfer of immediately available funds to be held by the Escrow Agent in a separate account held in the name of the Purchaser in accordance with the terms of the Escrow Agreement; and
     (c) pay or cause to be paid on behalf of the Company and its Subsidiaries the aggregate amount of the Transaction Expenses to such account or accounts as specified in the Closing Date Financials Statement.
     Section 2.4 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any of the following securities:
     (a) Conversion of Common Stock. Each Company Share, excluding any Company Shares to be canceled pursuant to Section 2.4(c), will be canceled and convert automatically into the right to receive an amount in cash equal to the Per Share Merger Consideration plus any other amounts payable with respect to such Company Share hereunder, payable, without interest, to the holder of such Company Share upon the surrender pursuant to Section 2.5 of the Certificate formerly representing such Company Share.
     (b) Cancellation of Options. The Company shall take all steps necessary to cancel each issued and outstanding Option as of the Effective Time and convert such

Option into the right to receive an amount equal to the portion of the Per Option Merger Consideration allocable to, plus any other amounts payable with respect to, such Option in accordance with this Agreement.
     (c) Cancellation of Treasury Stock and Purchaser-Owned Stock. Each Company Share held in the treasury of the Company or any of its Subsidiaries and each Company Share owned by the Purchaser, Merger Sub or any other subsidiary of the Purchaser, will be canceled automatically without conversion thereof and no payment or distribution will be made with respect thereto.
     (d) Equity Interests of Merger Sub. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.
In the event that the Company changes the number of shares of Common Stock or securities convertible or exchangeable into or exercisable for shares of Common Stock issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted.
     Section 2.5 Surrender of Certificates.
     (a) Payment Procedures. Promptly after the Effective Time, the Purchaser shall cause the Paying Agent to mail to each person who was, at the Effective Time, a holder of record of Company Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.4(a): (i) a letter of transmittal, in customary form and specifying that delivery will be effected, and risk of loss and title to the certificates evidencing such Company Shares (the “Certificates”) will pass, only upon proper delivery of the Certificates to the Paying Agent, and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the applicable portion of the Merger Consideration. Upon surrender to the Paying Agent of a Certificate for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate will be entitled to receive in exchange therefor the Per Share Merger Consideration for each Company Share formerly evidenced by such Certificate plus any other amounts payable with respect to such Company Share hereunder, including in the event of a Working Capital Surplus or a Cash Surplus or a positive Earnout Payment, and such Certificate shall then be canceled. In the event of a transfer of ownership of Company Shares that is not registered in the Company’s transfer records, payment of the Per Share Merger Consideration and any other amounts payable hereunder with respect to such Company Shares may be made to a Person other than the Person in whose name the Certificate so surrendered is registered if (A) the Certificate representing such Company Shares is properly endorsed or otherwise in proper form for transfer and (B) the Person requesting such payment (1) has paid all transfer and other Taxes required by reason of such transfer or (2) established to the reasonable satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Until surrendered as contemplated by this Section 2.5, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the portion of the Merger Consideration to which the holder of such Certificate is entitled pursuant to this Article II. No interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II.
     (b) No Further Rights. All Merger Consideration paid upon the surrender of Certificates in accordance with the terms of this Article II and the cancellation of Options shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to the securities represented by such Certificates and Options, respectively, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Common Stock that were issued and outstanding immediately prior to the Effective Time. From and after the Effective Time, holders of Certificates shall cease to have any rights as stockholders of the Company, except as provided in this Agreement or by applicable Law.
     (c) Termination of Payment Fund. At any time following the one (1) year anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) that had been made available to the Paying Agent and which have not been disbursed to the Holders, and thereafter, such Holders will be entitled to look only to the Purchaser and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that would otherwise be payable upon surrender of any Certificates or cancellation of Options held by such Holders, as determined pursuant to this Agreement, without any interest thereon. Any amounts remaining unclaimed by such Holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity will become, to the extent permitted by applicable Laws, the property of the Purchaser, free and clear of all claims or interests of any Person previously entitled thereto. Notwithstanding the foregoing, none of the Purchaser, Merger Sub or the Surviving Corporation will be liable to any former Holder for any portion of the Merger Consideration or interest thereon properly delivered to a public official pursuant to any applicable abandoned property, escheat or other similar Law.
     (d) Withholding Rights. Each of the Paying Agent, the Surviving Corporation and the Purchaser are entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to such payment under all applicable Tax Laws. To the extent that amounts are so withheld by the Paying Agent, the Surviving Corporation or the Purchaser, as the case may be, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Company Shares or the Options in respect of which such deduction and withholding was made.
     (e) Lost Certificates. If a Holder’s Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by such Holder and, if required by the

Surviving Corporation, the posting by such Holder of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Purchaser shall cause the Paying Agent to pay in respect of such lost, stolen or destroyed Certificate the portion of the Merger Consideration to which such Holder is entitled pursuant to this Article II.
     Section 2.6 Adjustments of Merger Consideration.
     (a) As promptly as practicable following the Closing Date, but in any event no later than 60 days after the Closing Date, the Purchaser shall prepare and deliver to the Stockholder Representative an unaudited consolidated balance sheet of the Company and its Subsidiaries as of the Closing Date (the “Preliminary Closing Balance Sheet”), together with a statement (the “Preliminary Closing Statement”) containing (i) the Preliminary Working Capital Schedule, including Purchaser’s calculation of Net Working Capital, and (ii) the Purchaser’s calculation of the Closing Date Cash Balance. The Preliminary Closing Balance Sheet shall be prepared in accordance with GAAP (except that it will lack notes, schedules and other presentation items required by GAAP) using the same applicable accounting methods, accounting practices, assumptions, policies and methodologies as were used in preparing the Financial Statements, as modified by the provisions of Exhibit D, and shall not include the effects of any purchase accounting or other similar adjustments. The Preliminary Closing Statement and the Net Working Capital shall be derived from the Preliminary Closing Balance Sheet using the same applicable accounting methods, accounting practices, assumptions, policies and methodologies as were used in preparing the Financial Statements, as modified by the provisions of Exhibit D, and shall not include the effects of purchase accounting or other similar adjustments. The Surviving Corporation and the Stockholder Representative shall provide to each other such data and information as the other may reasonably request in connection with the preparation and review of the Preliminary Closing Balance Sheet, the Preliminary Closing Statement, the Net Working Capital and Closing Date Cash Balance, and shall use commercially reasonable efforts to cause their respective accountants to provide access to work papers and other information in the possession of such accountants, subject to customary procedures and the execution of customary documentation reasonably requested by such accountants.
     (b) The Stockholder Representative shall notify the Purchaser of any dispute of any item contained in the Preliminary Closing Statement no later than 30 days after the Stockholder Representative’s receipt of the Preliminary Closing Balance Sheet and the Preliminary Closing Statement, which notice must set forth in reasonable detail the basis for such dispute. If the Stockholder Representative does not notify the Purchaser of any such dispute within such 30-day period, then (i) the Preliminary Closing Balance Sheet and the Preliminary Working Capital Schedule shall be deemed to be the Final Closing Balance Sheet and Final Working Capital Schedule and (ii) the Purchaser’s calculation of the Net Working Capital and the Closing Date Cash Balance shall be deemed to be the Final Working Capital and the Final Closing Date Cash Balance, respectively. The Purchaser and the Stockholder Representative shall cooperate in good faith to resolve any such dispute as promptly as possible. Upon such resolution, the Purchaser and the Stockholder Representative shall prepare the Final Closing Balance Sheet and Final

Working Capital Schedule and the amount of the Final Working Capital and the Final Closing Date Cash Balance as mutually agreed.
     (c) If the Purchaser and the Stockholder Representative are unable to resolve any dispute regarding the Preliminary Closing Balance Sheet and/or Preliminary Closing Statement within 15 days (or such longer period as the Purchaser and the Stockholder Representative shall mutually agree in writing), following notice of such dispute, such dispute shall be submitted to, and all issues having a bearing on such dispute shall be resolved by, (i) the New York office of Grant Thornton LLP, or (ii) in the event such accounting firm is unable or unwilling to take such assignment, an independent nationally-recognized accounting firm mutually agreed upon by the Purchaser and the Stockholder Representative (such identified accounting firm or, if applicable, the firm so selected, the “Arbitrator”). The Purchaser and the Stockholder Representative shall each provide the Arbitrator with their respective determinations of the Final Working Capital Schedule and the amount of the Final Closing Date Cash Balance, together with such work papers and other documents and information relating to the disputed issues as the Arbitrator may request. The Purchaser and the Stockholder Representative shall instruct the Arbitrator that it shall (A) determine the Final Working Capital and Final Closing Date Cash Balance to be no less than the amount initially submitted by the Purchaser to the Stockholder Representative as the Net Working Capital and the Closing Date Cash Balance and no greater than such amount that was proposed to be adjusted by the Stockholder Representative in its notice of dispute, and (B) render a written decision, using its good faith judgment and consistent with the accounting policies set forth in Exhibit D, which the Parties agree will be final, conclusive and binding on them with respect to the determination of (1) the Final Working Capital Schedule, (2) the amount of the Final Working Capital and Final Closing Date Cash Balance, and (3) with respect to the accuracy and correctness of the underlying numbers. The fees, costs and expenses of the Arbitrator shall be allocated to the Holders or the Purchaser based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party, as determined by the Arbitrator. Solely by way of illustration, if the Purchaser claims before the Arbitrator that the determination of Net Working Capital as of the Closing Date is $1,000,000, and the Stockholder Representative claims before the Arbitrator that the determination of Net Working Capital as of the Closing Date is $1,500,000, and if the Arbitrator ultimately resolves the dispute by awarding the Purchaser $300,000 of the $500,000 difference, then the costs and expenses of the Arbitrator will be allocated 60% (i.e., 300,000 ÷ 500,000) to the Holders and 40% (i.e., 200,000 ÷ 500,000) to the Purchaser. For avoidance of doubt, the forgoing illustration shall in no way affect the meaning or interpretation of this Agreement. Notwithstanding the foregoing, in the event that the Arbitrator determines that one of the Parties has not proceeded in good faith with respect to a material portion of such dispute, such Party shall bear fully the fees and expenses of the Arbitrator. The Parties shall use their reasonable efforts to conclude such process within ninety (90) days of the submission of such dispute to the Arbitrator.
     (d) Within five (5) Business Days following the determination of the Final Working Capital and the Final Closing Date Cash Balance in accordance with this Section 2.6:

     (i) If there is a Working Capital Deficit, then the Purchaser shall deliver written notice to the Escrow Agent and the Stockholder Representative specifying the amount of such Working Capital Deficit, and the Escrow Agent shall, within three (3) Business Days of its receipt of such notice and in accordance with the terms of the Escrow Agreement, and the Purchaser and the Stockholder Representative shall direct the Escrow Agent to, pay to the Purchaser from the Escrow Fund such amount together with interest thereon at 8% per annum compounded daily from the Closing Date to and including the date of payment. If a dispute exists between the Parties regarding the amount of the Working Capital Deficit, then the Escrow Agent shall pay to the Purchaser the uncontested amount prior to the determination of the disputed amount.
     (ii) If there is a Working Capital Surplus, then the Purchaser shall pay, or cause the Surviving Corporation to pay, to the Stockholder Representative or the Paying Agent (as determined by the Stockholder Representative) an amount equal to the Working Capital Surplus, together with interest thereon at 8% per annum compounded daily from the Closing Date to and including the date of payment. If a dispute exists between the Parties regarding the amount of the Working Capital Surplus, the Purchaser shall pay, or cause the Surviving Corporation to pay, to the Stockholder Representative or the Paying Agent, as applicable, the uncontested amount prior to the determination of the disputed amount. Upon such payment, the Stockholder Representative and/or the Paying Agent, as applicable, shall disburse promptly such amount to the Holders in accordance with their Pro Rata Percentages.
     (iii) If there is a Cash Deficit, then the Purchaser shall deliver written notice to the Escrow Agent and the Stockholder Representative specifying the amount of such Cash Deficit, and the Escrow Agent shall, within three (3) Business Days of its receipt of such notice and in accordance with the terms of the Escrow Agreement, and the Purchaser and the Stockholder Representative shall direct the Escrow Agent to, pay to the Purchaser from the Escrow Fund such amount together with interest thereon at 8% per annum compounded daily from the Closing Date to and including the date of payment. If a dispute exists between the Parties regarding the amount of the Cash Deficit, then the Escrow Agent shall pay to the Purchaser the uncontested amount prior to the determination of the disputed amount.
     (iv) If there is a Cash Surplus, then the Purchaser shall pay, or cause the Surviving Corporation to pay, to the Stockholder Representative or the Paying Agent (as determined by the Stockholder Representative) an amount equal to the Cash Surplus, together with interest thereon at 8% per annum compounded daily from the Closing Date to and including the date of payment. If a dispute exists between the Parties regarding the amount of the Cash Surplus, the Purchaser shall pay, or cause the Surviving Corporation to pay, to the Stockholder Representative or the Paying Agent, as applicable, the uncontested amount prior to the determination of the disputed amount. Upon such payment, the Stockholder

Representative or the Paying Agent, as applicable, shall disburse promptly such amount to the Holders in accordance with their Pro Rata Percentages.
     (e) All payments or distributions required under this Section 2.6 shall be made in cash by wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by the recipient(s) at least three (3) Business Days prior to the applicable payment or distribution date. Any payment due to the Purchaser from the Holders under this Section 2.6 shall be satisfied solely from the Escrow Fund. For the avoidance of doubt, the Purchaser shall not be entitled to seek any such payment directly from all or any of the Holders.
     (f) Any payment that is to be made pursuant to Section 2.6(d)(ii) or Section 2.6(d)(iv) to the Holders and that is attributable to the Options or is made to Cliff Oberholtzer shall be treated for Tax purposes as a payment of compensation for services and, accordingly, the Purchaser shall cause the Surviving Corporation to deduct and withhold from each such payment the amount of any required federal, foreign, provincial, state, or local payroll Taxes required to be deducted and withheld by the Surviving Corporation with respect to such payment. The Purchaser shall cause the Surviving Corporation to pay such withholding Taxes to the applicable Governmental Entities as required by Law.
     Section 2.7 Earnout Payment.
     (a) Preliminary Calculation of EBITDA. As promptly as practicable following the end of each Earnout Period, but in any event no later than 60 days after the end of each Earnout Period, the Purchaser shall deliver to the Stockholder Representative (i) unaudited financial statements with respect to the Surviving Corporation for the respective Earnout Period (the “Preliminary Earnout Period Financial Statements”) and (ii) a report setting forth the Purchaser’s calculation of EBITDA of the Surviving Corporation for the respective Earnout Period (the “Preliminary EBITDA Calculation”). The Preliminary Earnout Period Financial Statements shall be prepared in accordance with GAAP (except that it will lack notes, schedules and other presentation items required by GAAP) using the same applicable accounting methods, accounting practices, assumptions, policies and methodologies as were used in preparing the Financial Statements and shall not include the effects of any purchase accounting or other similar adjustments. The Preliminary EBITDA Calculation shall be derived from the Preliminary Earnout Period Financial Statements using the same applicable accounting methods, accounting practices, assumptions, policies and methodologies as were used in preparing the Financial Statements and shall not include the effects of any purchase accounting or other similar adjustments.
     (b) Examination by Stockholder Representative. Within the 30-day period commencing on the date on which the Purchaser delivers to the Stockholder Representative the Preliminary Earnout Period Financial Statements and the Preliminary EBITDA Calculation (the “Adjustment Period”), the Stockholder Representative shall deliver to the Purchaser either (i) a written acknowledgment accepting the Preliminary Earnout Period Financial Statements and the Preliminary EBITDA Calculation or (ii) a

written report setting forth in reasonable detail any proposed adjustments to the Preliminary Earnout Period Financial Statements and the Preliminary EBITDA Calculation (the “Earnout Adjustment Report”). If the Stockholder Representative fails to deliver an Earnout Adjustment Report to the Purchaser during the Adjustment Period, then the Stockholder Representative, on behalf of the Holders, shall be deemed to have accepted and agreed to the Preliminary Earnout Period Financial Statements and the Preliminary EBITDA Calculation as delivered by the Purchaser, which shall be deemed to be the Final Earnout Period Financial Statements and the Final EBITDA Calculation for the respective Earnout Period. The Purchaser and the Surviving Corporation shall provide to the Stockholder Representative such data and information as the Stockholder Representative may reasonably request in connection with his review of the Preliminary Earnout Period Financial Statements and the Preliminary EBITDA Calculation, and shall use commercially reasonable efforts to cause the Purchaser’s and Surviving Corporation’s accountants to provide access to work papers and other information in the possession of such accountants, subject to customary procedures and the execution of customary documentation reasonably requested by such accountants.
     (c) Resolution of Disputes.
     (i) If the Stockholder Representative delivers an Earnout Adjustment Report to the Purchaser during the Adjustment Period, then the Stockholder Representative and the Purchaser shall attempt in good faith to resolve any dispute with respect to the proposed adjustments during the 30-day period commencing on the date on which the Stockholder Representative delivers to the Purchaser an Earnout Adjustment Report (the “Resolution Period”). Upon such resolution, the Purchaser and the Stockholder Representative shall prepare the Final Earnout Period Financial Statements and the Final EBITDA Calculation for the respective Earnout Period as mutually agreed.
     (ii) If during the Resolution Period (or such longer period as the Stockholder Representative and the Purchaser may mutually agree in writing) the Stockholder Representative and the Purchaser fail to agree on the Stockholder Representative’s proposed adjustments to the Preliminary Earnout Period Financial Statements and the Preliminary EBITDA Calculation as set forth in the Earnout Adjustment Report, then the Stockholder Representative and the Purchaser agree that they shall engage the Arbitrator to make the final determination with respect to any disputed portion of the Preliminary Earnout Period Financial Statements and the Preliminary EBITDA Calculation within the 30-day period immediately following the end of the Resolution Period. The Purchaser and the Stockholder Representative shall provide the Arbitrator with their respective determinations of the Preliminary Earnout Period Financial Statements and the Preliminary EBITDA Calculation, together with such work papers and other documents and information relating to the disputed issues as the Arbitrator may request. The Purchaser and the Stockholder Representative shall instruct the Arbitrator that it shall (A) determine the Final EBITDA Calculation to be no less than the amount initially submitted by the Purchaser to the Stockholder Representative as the Preliminary EBITDA Calculation and no greater than such amount was proposed to be adjusted by the Stockholder Representative in the Earnout Adjustment Report and (B) render a written decision, which the Purchaser and the Stockholder Representative agree will be final, conclusive and binding on the Stockholder Representative and the Purchaser with respect to the determination of the Final Earnout Period Financial Statements and the Final EBITDA Calculation for the respective Earnout Period and with respect to the accuracy and correctness of the underlying numbers.
     (iii) The fees and expenses of the Arbitrator for each respective Earnout Period shall be allocated to the Holders or the Purchaser based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party, as determined by the Arbitrator. Solely by way of illustration, if the Purchaser claims before the Arbitrator that the Preliminary EBITDA Calculation is $10,000,000, and the Stockholder Representative claims before the Arbitrator that the Preliminary EBITDA Calculation is $15,000,000, and if the Arbitrator ultimately resolves the dispute by determining the Final EBITDA Calculation to be $12,000,000, thus awarding the Purchaser $3,000,000 of the $5,000,000 difference, then the costs and expenses of the Arbitrator will be allocated 60% (i.e., 3,000,000 ÷ 5,000,000) to the Holders and 40% (i.e., 2,000,000 ÷ 5,000,000) to the Purchaser. For avoidance of doubt, the forgoing illustration shall in no way affect the meaning or interpretation of this Agreement.
     (d) Calculation of Earnout Payments.
     (i) First Earnout Period.
     (A) If the Final EBITDA Calculation for the First Earnout Period is less than the First Earnout Period Baseline EBITDA, then the Holders will not be entitled to receive, and neither the Purchaser nor the Surviving Corporation shall be required to make, any Earnout Payment with respect to the First Earnout Period.
     (B) If the Final EBITDA Calculation for the First Earnout Period is equal to or greater than the First Earnout Period Baseline EBITDA, then the Purchaser shall pay, or cause the Surviving Corporation to pay, to the Holders in accordance with the provisions of Section 2.7(e) an aggregate amount in cash, without interest, subject to the additional withholding provisions as set forth in Section 2.7(g), equal to the lesser of (1) $7,500,000 and (2) the amount equal to (x) the First Earnout Period EBITDA Achieved Percentage multiplied by (y) $7,500,000 (the “First Earnout Period Payment”).
     (ii) Second Earnout Period.
     (A) If the Final EBITDA Calculation for the Second Earnout Period is less than the Second Earnout Period Baseline EBITDA, then the

Holders will not be entitled to receive, and neither the Purchaser nor the Surviving Corporation shall be required to make, any Earnout Payment with respect to the Second Earnout Period.
     (B) If the Final EBITDA Calculation for the Second Earnout Period is equal to or greater than the Second Earnout Period Baseline EBITDA, then the Purchaser shall pay, or cause the Surviving Corporation to pay, to the Holders in accordance with the provisions of Section 2.7(e) an aggregate amount in cash, without interest, subject to the additional withholding provisions as set forth in Section 2.7(g), equal to the lesser of (1) $7,500,000 and (2) the amount equal to (x) the Second Earnout Period EBITDA Achieved Percentage multiplied by (y) $7,500,000 (the “Second Earnout Period Payment”).
     (iii) Additional Earnout Payment.
     (A) If the First Earnout Period Payment is equal to $7,500,000, then the Holders will not be entitled to receive, and neither the Purchaser nor the Surviving Corporation shall be required to make, an Additional Earnout Payment (as defined below).
     (B) If the First Earnout Period Payment is less than $7,500,000 and the Final EBITDA Calculation for the Second Earnout Period is greater than the Second Earnout Period EBITDA Target, then the Purchaser shall pay, or cause the Surviving Corporation to pay, to the Holders in accordance with the provisions of Section 2.7(e) an aggregate amount in cash, without interest, subject to the additional withholding provisions as set forth in Section 2.7(g), equal to the lesser of (1) the First Earnout Period Shortfall Amount and (2) the amount equal to (x) the product of (A) the Second Earnout Period EBITDA Achieved Percentage multiplied by (B) $7,500,000 minus (y) $7,500,000 (the “Additional Earnout Payment”).
     (e) Payment of Earnout Payment. Within five (5) Business Days following the determination of the Final EBITDA Calculation for each Earnout Period in accordance with this Section 2.7, the Purchaser shall pay, or cause the Surviving Corporation to pay, an amount equal to the respective Earnout Payment as follows:
     (i) to the Paying Agent, which shall be distributed to the Stockholders without duplication by the Paying Agent, an amount equal to the product of (1) the quotient of (x) the respective Earnout Payment, divided by (y) the number of Fully Diluted Shares, multiplied by (2) the aggregate number of Company Shares; and
     (ii) to each Option Holder, without duplication by Purchaser or the Surviving Corporation, an amount equal to the product of (1) the quotient of (x) the respective Earnout Payment, divided by (y) the number of Fully Diluted

Shares, multiplied by (2) the number of shares of Common Stock subject to Options held by such Option Holder immediately prior to the Effective Time; and
     (iii) to Cliff Oberholtzer, without duplication by Purchaser or the Surviving Corporation, an amount equal to the product of (1) the quotient of (x) the respective Earnout Payment, divided by (y) the number of Fully Diluted Shares, multiplied by (2) the number of Oberholtzer Shares.
     (f) All payments required under this Section 2.7 shall be made by wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by the Stockholder Representative at least three (3) Business Days prior to the applicable payment or distribution date. The Purchaser and the Surviving Corporation shall be jointly and severally liable for the payment of any Earnout Payment to the Holders.
     (g) Any payment that is to be made pursuant to Section 2.7(e) to the Holders and that is attributable to the Options or is made to Cliff Oberholtzer shall be treated for Tax purposes as a payment of compensation for services and, accordingly, the Purchaser shall, or shall cause the Surviving Corporation to, deduct and withhold from each such payment the amount of any required federal, foreign, provincial, state, or local withholding Taxes required to be deducted and withheld by the Surviving Corporation with respect to such payment. The Purchaser shall cause the Surviving Corporation to pay such withholding Taxes to the applicable Governmental Entities as required by Law.
     (h) The Purchaser shall have the right to offset from any Earnout Payment any or all amounts due and payable to it to satisfy any or all Purchaser Losses as contemplated by Section 9.5.
     Section 2.8 Stockholder Notes. Notwithstanding anything herein to the contrary, the portion of the Closing Date Cash Proceeds payable with respect to Company Shares held by Holders who are indebted to the Company pursuant to the Stockholder Notes shall be reduced by the portion of the Aggregate Note Proceeds representing the amount of indebtedness attributable to such Holder pursuant to the Stockholder Notes, and as a result the obligations of such Holders pursuant to such Stockholder Notes shall be deemed to be cancelled and paid in full.
     Section 2.9 Adjustments to Merger Consideration. Except as otherwise specified by Sections 2.6(f) and 2.7(g) (with respect to payments that are attributable to Options or the Oberholtzer Shares), any and all amounts paid to either the Purchaser or the Holders with respect to a Working Capital Deficit, Working Capital Surplus, Cash Deficit or Cash Surplus, as the case may be and if any, or the Earnout Payments, if any, shall be treated as adjustments to the Merger Consideration for Tax purposes, a portion of which may be characterized as interest under Section 483 or Section 1274 of the Code, to the extent permitted by Law.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except as set forth in the disclosure schedules delivered by the Company to the Purchaser and Merger Sub pursuant to the terms and conditions of this Agreement, the Company hereby represents and warrants to the Purchaser as follows as of the date of this Agreement and as of the Closing Date:
     Section 3.1 Organization. The Company is a corporation duly formed and validly existing under the Laws of the State of New Jersey and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or registered to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure to be duly qualified or registered would not be reasonably likely to adversely affect the value of the Company Shares in any material respect. The Company has heretofore made available to the Purchaser true, correct and complete copies of its charter documents as currently in effect and the record books with respect to actions taken by its stockholders and board of directors. Schedule 3.1 contains a true and correct list of the jurisdictions in which the Company is qualified or registered to do business.
     Section 3.2 Authorization. The Company and each of its Subsidiaries, as applicable, has the right, power and capacity to execute and deliver this Agreement and each Company Ancillary Document to which the Company or such Subsidiary, as applicable, is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.
     Section 3.3 Capital Stock.
     (a) The authorized capital stock of the Company consists of 40,000,000 shares of common stock, no par value per share (“Common Stock”). As of the date hereof, 6,798,131.779 shares of Common Stock are issued and outstanding.
     (b) All of the issued and outstanding shares of Common Stock (i) are duly authorized, validly issued, fully paid and nonassessable, (ii) are held of record by the Persons and in the amounts set forth on Schedule A, and (iii) were not issued in violation of the preemptive rights of any person or any Contract or Laws. Except as set forth on Schedule 3.3, there are no: (A) outstanding options, warrants, rights, calls, commitments, conversion rights, rights of exchange, subscriptions, claims of any character, Contracts, obligations, convertible or exchangeable securities or other plans or commitments, contingent or otherwise, relating to the capital stock of the Company other than as contemplated by this Agreement; (B) no outstanding Contracts of the Company, any Stockholder or any other Person to purchase, redeem or otherwise acquire any outstanding shares of capital stock of the Company, or securities or obligations of any kind convertible into any shares of the capital stock of the Company; (C) dividends which have accrued or been declared but are unpaid on the capital stock of the Company; or (D) outstanding or authorized stock appreciation, phantom stock, stock plans or similar rights with respect to the Company. Except as set forth on Schedule 3.3, since August 1, 1998, the Company has never purchased, redeemed or otherwise acquired any shares of capital stock of the Company or any of its Subsidiaries. The Company has not paid any dividends or made any distributions to its stockholders since August 1, 2007.
     (c) (i) All of the issued and outstanding shares of capital stock of each Subsidiary are duly authorized, validly issued, fully paid and nonassessable, (ii) were not issued in violation of the preemptive rights of any Person or any Contract or Laws and (iii) are owned by the Company, either directly or indirectly through one or more Subsidiaries, free and clear of all Liens other than Permitted Liens.
     Section 3.4 Subsidiaries. Schedule 3.4, sets forth a complete and correct list of (i) each corporation, limited liability company, partnership, business association or other Person with respect to which the Company has, direct or indirect, ownership of or rights with respect to securities or other interests having the power to elect a majority of such Person’s board of directors or analogous or similar governing body, or otherwise having the power to direct the management, business or policies of that corporation, limited liability company, partnership, business association or other Person (each, a “Subsidiary” and, collectively, the “Subsidiaries”), (ii) each Subsidiary’s authorized capital stock, (iii) the number of the issued and outstanding shares of each Subsidiary’s capital stock and (iv) the holder or holders of each Subsidiary’s shares of capital stock. Each Subsidiary is a corporation, limited liability company, partnership, business association or other Person duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Subsidiary is duly qualified or registered as a foreign corporation to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure to be duly qualified or registered would not be reasonably likely to adversely affect the value of the Company Shares in any material respect. The Company has heretofore made available to the Purchaser true, correct and complete copies of each Subsidiary’s charter documents as currently in effect. Schedule 3.4 contains a true and correct list of the jurisdiction of formation of each Subsidiary and the jurisdictions in which each Subsidiary is qualified or registered to do business as a foreign entity. Except as set forth on Schedule 3.4, the Company has not owned since August 1, 2007, and does not currently own, directly or indirectly, any capital stock or other equities, securities or interests in any other Person.
     Section 3.5 Absence of Restrictions and Conflicts. The execution, delivery and performance of this Agreement and the Company Ancillary Documents, the consummation of the transactions contemplated hereby and thereby and the fulfillment of and compliance with the terms and conditions hereof and thereof do not or will not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with in any material respect, constitute a material breach of or material default under, result in the loss of any material benefit under, permit the acceleration of any material obligation under or create in any party the right to terminate, modify or cancel, (a) any term or provision of the charter documents of the Company or any of its Subsidiaries, (b) except as set forth on Schedule 3.13, any Company Contract or any other material Contract, permit, franchise, license or other instrument applicable to the Company or any of its Subsidiaries, (c) any judgment, decree or order of any Governmental Entity to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties are bound, or (d) any Law or arbitration award applicable to the Company or any of its Subsidiaries. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required with respect to the Company or any of its Subsidiaries in connection with the execution, delivery or performance of this Agreement or the Company Ancillary Documents or the consummation of the transactions contemplated hereby or thereby except as set forth on Schedule 3.5.
     Section 3.6 Real Property.
     (a) Except as set forth on Schedule 3.6(a), neither the Company nor any of its Subsidiaries owns, and has never owned, any real property.
     (b) Schedule 3.6(b) sets forth a true and correct legal description of the Leased Real Property.
     (c) The Company or one of its Subsidiaries has a valid leasehold interest in the Leased Real Property, and the leases granting such interests are in full force and effect.
     (d) No portion of the Leased Real Property, or any building or improvement located thereon, violates any Law in any material respect. Except for the Permitted Liens, to the Knowledge of the Company, no Leased Real Property is subject to (i) any governmental decree or order or (ii) any rights of way, building use restrictions, exceptions, variances, reservations or material limitations of any nature whatsoever.
     (e) The improvements and fixtures on the Leased Real Property are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, and are adequate and suitable for the purposes for which they are presently being used. None of the buildings and improvements utilized by the Company or any of its Subsidiaries are constructed of, or contain as a component part thereof, any material that, either in its present form or as such material reasonably could be expected to change through aging and normal use and service, releases any substance, whether gaseous, liquid or solid, that is or may be, either in a single dose or through repeated and prolonged exposure, injurious or hazardous to the health of any individual who may from time to time be in or about such buildings or improvements. There is no condemnation, expropriation or similar proceeding pending or, to the Knowledge of the Company, threatened against any of the Leased Real Property or any improvement thereon. The Leased Real Property constitutes all of the real property utilized by the Company and its Subsidiaries in the operation of the Company.
     Section 3.7 Title to Assets; Related Matters. The Company and each of its Subsidiaries have good and marketable title to, or a valid leasehold interest in, all of their material equipment, personal property and assets which are used in the ordinary course of their business, free and clear of all Liens except Permitted Liens. All equipment, items of personal property and assets of the Company and its Subsidiaries (a) are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, (b) are used in the ordinary course of business, and (c) conform to all applicable Laws in all material respects. The

Company has no Knowledge of any defect with any of such equipment, personal property or assets, other than ordinary wear and tear. No Person other than the Company or a Subsidiary owns any equipment, personal property or assets situated on the premises of the Company or its Subsidiaries, except for the leased items that are subject to personal property leases. Since September 30, 2008, neither the Company nor any of its Subsidiaries has sold, transferred or disposed of any assets except in the ordinary course of business.
     Section 3.8 Financial Statements.
     (a) The Company has delivered to the Purchaser true and correct copies of the Financial Statements. The Financial Statements have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, which books and records are maintained in accordance with GAAP (except as expressly noted on Schedule 3.8) consistently applied throughout the periods indicated, and such books and records have been maintained on a basis consistent with the past practice of the Company and its Subsidiaries. Each balance sheet included in the Financial Statements (including the related notes and schedules) fairly presents in all material respects the financial position of the Company and its Subsidiaries, as applicable, as of the date of such balance sheet, and each statement of income and cash flows included in the Financial Statements (including the related notes and schedules) fairly presents in all material respects the results of operations and changes in cash flows, as the case may be, of the Company and its Subsidiaries for the periods set forth therein, in each case in accordance with GAAP (except as expressly noted therein or on Schedule 3.8) consistently applied during the periods involved, provided, however, that any interim Financial Statements are subject to normal year-end adjustments and lack notes, schedules, and other presentation items. Since September 30, 2008, there has been no material change in any accounting (or tax accounting) policy, practice or procedure of the Company and its Subsidiaries.
     (b) All Receivables that have not been collected represent valid obligations of the customers of the Company and its Subsidiaries arising from bona fide transactions entered into in the ordinary course of business, and are collectible (net of any reserves set forth on the Balance Sheet). Neither the Company nor or any of its Subsidiaries has factored any of its Receivables. Since September 30, 2008, the Company and its Subsidiaries have collected all of their respective accounts receivable in the ordinary course of business.
     Section 3.9 No Undisclosed Liabilities. The Company and its Subsidiaries do not have any liabilities or obligations that are required to be disclosed in financial statements (or notes thereto) prepared in accordance with GAAP (whether absolute, accrued, contingent or otherwise) that are not adequately reflected or provided for in the Balance Sheet, except for such liabilities and obligations that have been incurred since the date of such Balance Sheet in the ordinary course of business, consistent with the past practice of the Company and its Subsidiaries, and are not (singly or in the aggregate) material to the Company and its Subsidiaries taken as a whole.

     Section 3.10 Absence of Certain Changes. Since September 30, 2008, there has not been (a) any Material Adverse Effect, (b) any damage, destruction, loss or casualty to property or assets of the Company or any of its Subsidiaries with a value in excess of $250,000, whether or not covered by insurance, or (c) any action taken of the type described in Section 5.1, that, had such action occurred following the date of this Agreement without the Purchaser’s prior approval, would be in violation of such Section 5.1. To the Knowledge of the Company, there has not been any change in the conditions or prospects of the Company or any of its Subsidiaries or the customers of the Company or any of its Subsidiaries that could materially and adversely affect the future performance of the Company or any of its Subsidiaries.
     Section 3.11 Legal Proceedings. Except as set forth on Schedule 3.11, there is no suit, action, claim, arbitration, proceeding or investigation pending or, to the Knowledge of the Company, threatened against, relating to or involving, the Company or any of its Subsidiaries or the real or personal property of the Company or any of its Subsidiaries before any Governmental Entity. Except as set forth on Schedule 3.11, no suit, action, claim, proceeding or investigation pending or, to the Knowledge of the Company, threatened against, relating to or involving the Company or any of its Subsidiaries or the real or personal property of the Company or any of its Subsidiaries before any Governmental Entity (including any of those set forth on Schedule 3.11), if finally determined adversely, is reasonably likely, individually or in the aggregate, to be materially adverse to the Company and its Subsidiaries. Except as set forth on Schedule 3.11, neither the Company nor any of its Subsidiaries is subject to any judgment, decree, injunction, rule or order of any court or arbitration panel.
     Section 3.12 Compliance with Laws.
     (a) Except as set forth on Schedule 3.12(a), the Company and each of its Subsidiaries is (and has been at all times during the past three years) in material compliance with all applicable Laws. The Company and each of its Subsidiaries and each of their respective officers and key employees (i) has not been charged with, and has received no written notice that it is under investigation with respect to, and, to the Knowledge of the Company, is not otherwise now under investigation with respect to, a material violation of any applicable Law related to the Company and its Subsidiaries and their respective operations, (ii) is not a party to, or bound by, any order, judgment, decree, injunction, rule or award of any Governmental Entity related to the Company and its Subsidiaries and their respective operations, and (iii) has filed all material reports and has all material licenses and permits required to be filed with any Governmental Entity related to the Company and its Subsidiaries and their respective operations. For the avoidance of doubt, no representation or warranty is made in this Section 3.12(a) with respect to (A) illegal payments covered in Section 3.12(b), (B) Government Contracts covered in Section 3.13(b), (C) Taxes covered in Section 3.14, (D) employee matters and ERISA covered in Sections 3.15 and 3.16, (E) labor matters covered in Section 3.17, and (F) Environmental Laws covered in Section 3.19.
     (b) To the Knowledge of the Company, neither the Company nor its Subsidiaries nor their respective agents and representatives have taken or took any action in violation of applicable anti-corruption Laws, including the United States Foreign Corrupt Practices Act, and other Laws that prohibit such parties from offering, promising or providing any thing of value to any Governmental Entity, or to any other Person while knowing or having reason to know that some or all of the thing of value may be offered, promised or given to a Governmental Entity, for the purpose of influencing any official decision, action or inaction in order to secure or retain an improper business advantage, or to direct business to any other Person.
     Section 3.13 Company Contracts.
     (a) Schedule 3.13(a) sets forth a true, correct and complete list of the following Contracts to which the Company or any of its Subsidiaries is a party (together with the Government Contracts, the “Company Contracts”) (other than the Employment Agreements set forth on Schedule 3.15, the Company Benefit Plans set forth on Schedule 3.16(a) and insurance policies on Schedule 3.18):
     (i) all bonds, debentures, notes, loans, credit or loan agreements or loan commitments, mortgages, indentures, guarantees or other Contracts relating to the borrowing of money or binding upon any properties or assets (real, personal or mixed, tangible or intangible) of the Company or any of its Subsidiaries;
     (ii) all Contracts relating to the Leased Real Property or other leases or licenses involving any properties or assets (whether real, personal or mixed, tangible or intangible) involving an annual commitment or payment of more than $100,000 individually by the Company or any of its Subsidiaries;
     (iii) all Contracts that limit or restrict the Company or any of its Subsidiaries or any officers or key employees of the Company or any of its Subsidiaries from engaging in any business in any jurisdiction;
     (iv) all Contracts for capital expenditures or the acquisition or construction of fixed assets requiring the payment by the Company or any of its Subsidiaries of an amount in excess of $100,000;
     (v) all Contracts that provide for an increased payment or benefit, or accelerated vesting, upon the execution of this Agreement or the Closing or in connection with the transactions contemplated by this Agreement;
     (vi) all Contracts granting any Person a Lien on all or any part of any material asset of the Company or any of its Subsidiaries;
     (vii) all Contracts for the cleanup, abatement or other actions in connection with any Hazardous Materials, the remediation of any existing environmental condition or relating to the performance of any environmental audit or study;
     (viii) all Contracts granting to any Person an option or a first refusal, first-offer or similar preferential right to purchase or acquire any assets of the Company or any of its Subsidiaries;

     (ix) all Contracts with any sales distributor or sales representative that is not terminable without penalty on advance notice of 30 days’ or fewer;
     (x) all Contracts and licenses (A) with respect to Company Intellectual Property licensed or transferred to any third party (other than licenses granted in the ordinary course of business in connection with the sale or license of Company or any of its Subsidiaries products or services), or (B) pursuant to which a third party has licensed or transferred any Company Intellectual Property to the Company or any of its Subsidiaries (other than Contracts or licenses for commercially available software or licenses granted by customers so that the Company or its Subsidiaries can perform services for such customers);
     (xi) all Contracts providing for the indemnification or holding harmless of any officer, director, employee of the Company or any of its Subsidiaries or any other Person;
     (xii) all joint venture or partnership Contracts and all other Contracts providing for the sharing of any profits;
     (xiii) all existing customer Contracts and open customer purchase orders for the provision of goods or services by the Company or any of its Subsidiaries having a value to the Company or any of its Subsidiaries of more than $100,000 during any one-year period;
     (xiv) all outstanding powers of attorney empowering any Person to act on behalf of the Company or any of its Subsidiaries outside the ordinary course of business; and
     (xv) all existing Contracts and commitments (other than those described in subsections (i) through (xv) of this Section 3.13(a)) to which the Company or any of its Subsidiaries is a party or by which their respective properties or assets are bound (A) involving an annual commitment or annual payment to or from the Company or any of its Subsidiaries of more than $100,000 individually or (B) that is material to the Company and its Subsidiaries, individually or in the aggregate.
     (b) Government Contracts.
     (i) Schedule 3.13(b)(i) sets forth a true, correct and complete list of Government Contracts and Government Bids to which the Company or any of its Subsidiaries is a party.
     (ii) With respect to each Government Contract and Government Bid, to the Knowledge of the Company (A) the Company and its Subsidiaries have complied in all material respects with the terms and conditions of such Government Contract or Government Bid including all clauses, provisions and requirements incorporated expressly, by reference or by operation of any Laws therein; (B) the Company and its Subsidiaries have complied in all material respects with the requirements of applicable Laws pertaining to such Government

Contract or Government Bid; (C) all representations and certifications executed, acknowledged or set forth in or pertaining to such Government Contract or Government Bid were correct and complete in all material respects as of their effective date, and the Company and its Subsidiaries have complied in all material respects with all such representations and certifications; (D) with respect to Government Contracts, all invoices and claims submitted by the Company or any of its Subsidiaries to any Governmental Entity were correct and complete as of their submission date; (E) no Governmental Entity nor other Person has notified the Company or any of its Subsidiaries in writing that the Company or any of its Subsidiaries has breached or violated any certification, representation, clause, provision or requirement, pertaining to such Government Contract or Government Bid; (F) no written termination for convenience, termination for default, cure notice or show cause notice pertaining to any Government Contract is in effect; (G) no cost incurred or invoice rendered by the Company or any of its Subsidiaries has been disallowed (and neither the Company nor any of its Subsidiaries has any reason to believe that any cost or invoice will be disallowed), excluding de minimis amounts that have already been accounted for as disallowed costs in accordance with the revenue recognition policies of the Company and its Subsidiaries so long as, to the Knowledge of the Company, such de minimis amounts have not been the subject of any investigation or claim of defective pricing by any individual or Governmental Entity or been subject to penalty assessments; (H) in connection with any Government Contract, other than in accordance with the contract terms thereof, no money due to the Company or any of its Subsidiaries has been withheld or set off; and (I) the Company and its Subsidiaries and their respective employees identified on Schedule 3.13(b)(ii) possess all security clearances that are necessary under the terms of, or under applicable law with respect to, any Government Contract or Government Bid.
     (iii) To the Knowledge of the Company, neither the Company nor its Subsidiaries nor any of their respective personnel is or has been under administrative, civil or criminal investigation, or indictment or audit by any Governmental Entity with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Government Bid (other than routine Governmental Entity audits, in which no such irregularities, misstatements or omissions were expressly identified). Neither the Company nor any of its Subsidiaries have conducted or initiated any internal investigation or made a voluntary disclosure to any Governmental Entity, with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid. To the extent required by Law or Contract, the Company’s and its Subsidiaries’ practices and procedures used in estimating costs and pricing proposals and accumulating, recording, segregating, reporting and invoicing costs are in compliance with the applicable provisions set forth in Federal Acquisition Regulation Part 31.
     (iv) There exist no (A) financing arrangements involving the Company or any of its Subsidiaries prohibited by statute or regulation with respect to performance of any current Government Contract; (B) outstanding claims against the Company or any of its Subsidiaries, either by any Governmental Entity or by any prime contractor, subcontractor, vendor or other Person, arising under or relating to any Government Contract; and (C) disputes between the Company or any of its Subsidiaries and any Governmental Entity under the Contract Disputes Act, as amended, or any other federal statute or similar foreign law or between the Company or any of its Subsidiaries and any prime contractor, subcontractor or vendor arising under or relating to any Government Contract. Neither the Company nor any of its Subsidiaries has any known or threatened claim for breach of contract against any Governmental Entity or any prime contractor, subcontractor or vendor arising under or relating to any Government Contract or Government Bid.
     (v) Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of their personnel has been suspended or debarred from doing business with any Governmental Entity or is, or at any time has been, the subject of a finding of non-responsibility or ineligibility for contracting with any Governmental Entity.
True, correct and complete copies of all Company Contracts have been made available to the Purchaser. The Company Contracts are legal, valid, binding and enforceable in accordance with their respective terms with respect to the Company or any of its Subsidiaries, as applicable, and, to the Knowledge of the Company, each other party to such Company Contracts. There is no existing material default or breach of the Company or any of its Subsidiaries, as applicable, under any Company Contract (or event or condition that, with notice or lapse of time or both could constitute a material default or breach) and, to the Knowledge of the Company, there is no such material default (or event or condition that, with notice or lapse of time or both, could constitute a material default or breach) with respect to any third party to any Company Contract. Schedule 3.13(a) and Schedule 3.13(b)(i) identify with an asterisk each Company Contract set forth therein that requires the consent of or notice to the other party thereto to avoid any breach, default or violation of such Contract or other instrument in connection with the transactions contemplated by this Agreement.
     Section 3.14 Tax Returns; Taxes.
     (a) All Tax Returns required to have been filed by or with respect to the Company and its Subsidiaries under applicable Laws have been timely filed, and each such Tax Return was correct and complete in all material respects and was prepared in substantial compliance with all applicable Laws. All Taxes due and owing by or with respect to the Company or any of its Subsidiaries (whether or not shown as due on any Tax Return) have been paid. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made or threatened by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

     (b) No director or officer (or employee responsible for Tax matters) of the Company or any of its Subsidiaries expects any Governmental Entity to assess any additional Taxes for any period for which Tax Returns have been filed.  No foreign, federal, state or local Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received from any Governmental Entity, including in jurisdictions where the Company and its Subsidiaries have not filed Tax Returns, any (i) written or, to the Knowledge of the Company, oral notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Governmental Entity against the Company or any of its Subsidiaries. Schedule 3.14(b) lists all federal, state, local and foreign income and sales and use Tax Returns filed with respect to the Company and its Subsidiaries for taxable periods ended on or after December 31, 2005, indicates which of such Tax Returns have been audited, and indicates which of such Tax Returns currently are the subject of audit. The Company has delivered or otherwise made available to the Purchaser true and complete copies of all federal income Tax Returns of the Company and its Subsidiaries, examination reports that may affect the Tax liability of the Company or any of its Subsidiaries, and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries for taxable periods beginning on or after January 1, 2005.
     (c) There are no Liens for Taxes, other than Taxes not yet due and payable, upon any of the assets of any of the Company or any of its Subsidiaries.
     (d) The Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.
     (e) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
     (f) Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any Tax allocation or sharing agreement. Neither the Company nor any of its Subsidiaries has ever been a member of an Affiliated Group filing a consolidated federal income Tax Return nor does the Company or any of its Subsidiaries have any liability for the Taxes of any Person under Treasury Regulations section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract, or otherwise.
     (g) The Company and its Subsidiaries have not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
     (h) The unpaid Taxes of the Company and its Subsidiaries (i) did not, as of the date of most recent Financial Statements, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of such Financial Statements (rather than in any notes thereto) and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing its Tax Returns. Since the date of the most recent Financial Statements, neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past practice.
     (i) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date that will be in effect after the Closing Date; (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.
     (j) Neither the Company nor any of its Subsidiaries is, and has never been, a party to a “reportable transaction”, as defined in Section 6707A(c)(1) of the Code and Treas. Reg. §1.6011-4(b).
     Section 3.15 Officers and Employees. Except as set forth on Schedule 3.15, neither the Company nor any of its Subsidiaries is a party to or bound by any Employment Agreement. The Company has provided to the Purchaser true, correct and complete copies of each such Employment Agreement. Neither the Company nor any of its Subsidiaries has received a claim from any Governmental Entity to the effect that the Company or such Subsidiary has improperly classified as an independent contractor any officer or employee of the Company or such Subsidiary and any claim that has been received has been completely and finally resolved. Neither the Company nor any of its Subsidiaries has made any commitments, written or verbal, to any officer, director, employee, former employee, consultant or independent contractor of the Company or any of its Subsidiaries with respect to compensation, promotion, retention, termination, severance or similar matters in connection with the transactions contemplated hereby or otherwise.
     Section 3.16 Company Benefit Plans.
     (a) Schedule 3.16(a) contains a true and complete list of the Company Benefit Plans currently sponsored, maintained or contributed to by the Company or any of its Subsidiaries or with respect to which, the Company or any of its Subsidiaries has any liabilities (a “Current Company Benefit Plan”).

     (b) Except as set forth on Schedule 3.16(b):
     (i) The Company’s and each Subsidiaries’ records accurately reflect the employment or service histories of its employees, independent contractors, contingent workers and leased employees, including their hours of service, and all such records are maintained in a usable form.
     (ii) No Company Benefit Plan or ERISA Affiliate Plan is or was subject to Title IV of ERISA or Section 412 of the Code, and no Company Benefit Plan or ERISA Affiliate Plan is or was a “multiemployer pension plan” (as defined in Section 3(37) of ERISA) or subject to Section 302 of ERISA. Neither the Company nor any of its Subsidiaries has terminated or withdrawn from or sought a funding waiver with respect to, and no fact exists that reasonably could be expected to result in a termination or withdrawal from or seeking a funding waiver with respect to, the Company Benefit Plan that is subject to Title IV of ERISA. Neither the Company nor any of its Subsidiaries has incurred, and no fact exists that reasonably could be expected to result in, liability to the Company or any of its Subsidiaries as a result of a termination, withdrawal or funding waiver with respect to an ERISA Affiliate Plan.
     (iii) No Company Benefit Plan or ERISA Affiliate Plan is or was a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or a plan described in Section 413 of the Code.
     (iv) Each Company Benefit Plan has been established, qualified, invested, operated and administered in all material respects in accordance with its terms and in material compliance with ERISA, and the Code and all Applicable Benefit Laws. Neither the Company nor any of its Subsidiaries has incurred, and no fact exists that reasonably would be expected to result in any material liability to the Company or any of its Subsidiaries with respect to any Company Benefit Plan or any ERISA Affiliate Plan, including any liability, Tax, penalty or fee under ERISA, the Code or any Applicable Benefit Law (other than to pay premiums, contributions or benefits in the ordinary course).
     (v) To the Knowledge of the Company, no fact or circumstance exists that could adversely affect the tax-exempt status of a Company Benefit Plan that is intended to be tax-exempt. Further, each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code and the trusts maintained thereunder that are intended to be exempt from taxation under Section 501(a) of the Code has received a favorable determination or other letter indicating that it (as currently in effect) is so qualified.
     (vi) There is no pending or, to the Knowledge of the Company, threatened complaint, claim (other than a routine claim for benefits), proceeding, examination, audit, investigation or other proceeding or action of any kind in or before any Governmental Entity with respect to any Company Benefit Plan and there exists no state of facts that after notice or lapse of time or both reasonably could be expected to give rise to any such claim, investigation, examination, audit or other proceeding or to affect the registration of any Company Benefit Plan required to be registered.
     (vii) No insurance policy or any other Contract affecting any Company Benefit Plan requires or permits a retroactive increase in premiums or payments due thereunder.
     (viii) The execution, delivery and performance of, and consummation of the transactions contemplated by, this Agreement will not (A) entitle any current or former employee, director, officer, consultant, independent contractors, contingent worker or leased employee (or any of their dependents, spouses or beneficiaries) of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, or (B) accelerate the time of payment or vesting, or increase the amount of compensation due any such individual.
     (ix) Neither the Company nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate the Company or any of its Subsidiaries to make any payments that will not be deductible for federal income Tax purposes by reason of Section 280G of the Code.
     (x) Neither the Company nor any of its Subsidiaries has any duty or obligation to indemnify or hold another Person harmless from or against any liability attributable to any acts or omissions by such Person with respect to any Company Benefit Plan or ERISA Affiliate Plan.
     (xi) Each Employment Agreement and Company Benefit Plan that provides deferred compensation that is subject to Section 409A of the Code has been timely amended to satisfy the requirements of Section 409A.
     (xii) The loan evidenced by the 2001 Term Loan Agreement between the Company Employee Stock Ownership Plan Trust and the Company, dated as of June 13, 2001, has been repaid in full.
     Section 3.17 Labor Relations. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, Contract or legally binding commitment to any trade union or employee organization in respect of or affecting employees, and is not currently engaged in any negotiation with any trade union or employee organization. No union or collective bargaining unit has been certified as representing the employees of the Company or any of its Subsidiaries and no organizational attempt has been made or, to the Knowledge of the Company, threatened by or on behalf of any labor union or collective bargaining unit with respect to any employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has experienced any labor strike, dispute, slowdown or stoppage or any other material labor difficulty during the past five years. No claim, complaint, charge or investigation is pending or, to the Knowledge of the Company, is threatened against the

Company or any of its Subsidiaries under any Labor Law. Neither the Company nor any of its Subsidiaries is and has not been required to maintain an affirmative action plan. Neither the Company nor any of its Subsidiaries has taken any action, within the past six months, that would constitute a mass layoff, mass termination, or plant closing within the meaning of WARN or otherwise trigger notice requirements or liability under any federal, local, state, or foreign plant closing notice or group termination Law. The Company and its Subsidiaries are, and since January 1, 2005, have been, in compliance with all Labor Laws in all material respects.
     Section 3.18 Insurance Policies. Schedule 3.18 contains a true, complete and correct list of all insurance policies carried by or for the benefit of the Company or any of its Subsidiaries, specifying the insurer, the amount of and nature of coverage, the risk insured against, the deductible amount (if any) and the date through which coverage shall continue by virtue of premiums already paid. The Company and its Subsidiaries maintains insurance with reputable insurers for the business and assets of the Company and its Subsidiaries against all risks normally insured against, and in amounts normally carried, by Persons of similar size to the Company and its Subsidiaries engaged in similar lines of business, and such coverage is reasonably believed to be sufficient. All insurance policies and bonds with respect to the business and assets of the Company and its Subsidiaries are in full force and effect and shall be maintained by the Company or its Subsidiaries in full force and effect as they apply to any matter, action or event relating to the Company or any of its Subsidiaries occurring through the Closing Date and neither the Company nor any of its Subsidiaries has reached or exceeded its policy limits for any insurance policy in effect at any time during the past three years.
     Section 3.19 Environmental, Health and Safety Matters. Except as set forth on Schedule 3.19:
     (a) the operations of the Company and its Subsidiaries are (and have been at all times during the past three years) in compliance with all applicable Environmental Laws in all material respects, which compliance includes obtaining, maintaining and complying with any material permits required under all applicable Environmental Laws necessary to operate its business (“Environmental Permits”);
     (b) neither the Company nor any of its Subsidiaries is subject to any pending, or to the Knowledge of the Company, threatened claim alleging that the Company or any of its Subsidiaries may be in material violation of any Environmental Law or any Environmental Permit or may have any liability under any Environmental Law and to the Knowledge of the Company, no facts or circumstances exist that could reasonably be expected to form the basis of any such claim;
     (c) to the Knowledge of the Company, there are no pending or threatened investigations of the businesses or activities of the Company or any of its Subsidiaries, or any currently or previously owned, operated or leased property of the Company or any of its Subsidiaries under Environmental Laws;
     (d) to the Knowledge of the Company, (i) there has been no Release of Hazardous Materials from the Leased Real Property that requires Remedial Action and (ii) no facts or circumstances exist that could reasonably be expected to form the basis of any claim under Environmental Laws relating to such a Release arising out of the operation of the Company or any of its Subsidiaries;
     (e) none of the Leased Real Property contains any regulated PCB-containing equipment, or, to the Knowledge of the Company, any underground storage tanks or any friable or damaged asbestos;
     (f) neither the Company nor any of its Subsidiaries is a party to, or bound by, any order, judgment, decree, injunction, rule or award of any Governmental Entity or any Contract or indemnification agreement addressing Hazardous Materials or matters regulated by Environmental Laws;
     (g) to the Knowledge of the Company, there is no pending or proposed change to any Environmental Permits, including any revocation, suspension or modification of an Environmental Permit that could reasonably be expected to have a material effect on the Company or any of its Subsidiaries; and
     (h) the Company has provided copies of all environmental assessments and audits and other material documents relating to Hazardous Materials, Environmental Permits and Environmental Laws.
     Section 3.20 Intellectual Property.
     (a) Schedule 3.20(a) contains a list of all Company Registered Intellectual Property.
     (b) No Company Intellectual Property owned by the Company or product or service owned by the Company or any of its Subsidiaries related to Company Intellectual Property or to the Company’s Knowledge, Company Intellectual Property licensed by the Company, is subject to any proceeding or outstanding decree, order, judgment, or stipulation (i) restricting in any manner the use, transfer or licensing thereof by the Company or any of its Subsidiaries, or (ii) that may affect the validity, use or enforceability of the Company Intellectual Property or any such product or service. The Company Intellectual Property constitutes or includes all of the Intellectual Property used in the current operation of the Company’s business. Each item of Company Registered Intellectual Property is valid and subsisting. All necessary registration, maintenance and renewal fees currently due in connection with Company Registered Intellectual Property have been made and all necessary documents, recordations and certifications in connection with the Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining such Company Registered Intellectual Property.
     (c) The Company or one of its Subsidiaries owns and has good title to, or has licenses (sufficient for the operations of the Company and its Subsidiaries as currently conducted) to, each item of Company Intellectual Property, free and clear of any Lien (excluding licenses and related restrictions and Permitted Liens); and the Company or one of its Subsidiaries is the exclusive owner or exclusive licensee of all trademarks and service marks, trade names and domain names used by the Company and its Subsidiaries, free and clear of all Liens other than Permitted Liens.
     (d) The Company or one of its Subsidiaries has good title or a license to all copyrighted works used by the Company or any of its Subsidiaries that are products of the Company or any of its Subsidiaries. The Company owns good title to all copyrighted works that the Company or any of its Subsidiaries expressly purports to own, free and clear of all Liens other than Permitted Liens. Schedule 3.20(d) lists all material works of original authorship that are incorporated in, or otherwise provide substantial value to, the products or services of the Company or any of its Subsidiaries and were prepared by or on behalf of the Company or any of its Subsidiaries (including software programs) by title, version number, author(s) and publication date (if any), regardless of whether the Company or any of its Subsidiaries has obtained or is seeking a copyright registration for such works.
     (e) To the extent that the Company Intellectual Property has been developed or created by an independent contractor, consultant, or other third party for the Company or any of its Subsidiaries, the Company or one of its Subsidiaries has a written Contract with such third party with respect thereto and the Company or such Subsidiary thereby either
     (i) has obtained by operation of Law or by valid assignment ownership of and is the exclusive owner of, or (ii) has obtained a license (sufficient for the operations of the Company and its Subsidiaries as currently conducted) to, such third party’s interest in such Company Intellectual Property.
     (f) The operations of the Company and its Subsidiaries as currently conducted and as proposed to be conducted, including the Company’s or any of its Subsidiaries’ design, development, marketing and sale of the products or services of the Company or any of its Subsidiaries (including with respect to products currently under development), has not and does not infringe or misappropriate in any manner the Intellectual Property of any third party or, to the Knowledge of the Company, constitute unfair competition or unfair trade practices under the Laws of any jurisdiction.
     (g) Neither the Company nor any of its Subsidiaries has received written notice of or to the Knowledge of the Company any other overt threat from any third party that the operation of the Company or any of its Subsidiaries as it is currently conducted and as proposed to be conducted, or any act, product or service of the Company or any of its Subsidiaries, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or unfair trade practices under the Laws of any jurisdiction.
     (h) Except as set forth on Schedule 3.20(h), to the Knowledge of the Company, no Person has in the past infringed or misappropriated or is infringing or misappropriating any material Company Intellectual Property.
     (i) The Company and its Subsidiaries have taken commercially reasonable steps to protect the rights of the Company and its Subsidiaries, as applicable, in the Confidential Information and any trade secret or confidential information of third parties used by the Company or any of its Subsidiaries, and, without limiting the generality of the foregoing, the Company and its Subsidiaries have enforced a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement in substantially the form provided to the Purchaser and, except under confidentiality obligations, there has not been any disclosure by the Company or any of its Subsidiaries of any material Confidential Information or any such material trade secret or confidential information of third parties.
     Section 3.21 Software.
     (a) Schedule 3.21(a) sets forth a true and complete list of: (i) the Company Proprietary Software and (ii) the Company Licensed Software that is (a) incorporated into or linked with any of the Company Proprietary Software, necessary to develop, compile or operate any of the Company Proprietary Software, or upon which any of the Company Proprietary Software otherwise relies, or (b) otherwise material to the operations of the Company and its Subsidiaries (except for licenses of “off the shelf,” unmodified, desktop Software provided in executable form only, that are licensed for use by a single end-user and not for server or development use), including any Company Licensed Software that is currently offered or provided by the Company with, or for use with, any product or service of the Company.
     (b) The Company has all right, title and interest in and to all Intellectual Property rights in the Company Proprietary Software. The Company Proprietary Software is free and clear of all Liens other than Permitted Liens. Except as set forth on Schedule 3.21(b), the use of the Company Software by the Company or any of its Subsidiaries, and the use of the Company Software that the Company or any of its Subsidiaries permits to be made by any of their licensees, does not materially breach any material term of any license or other Contract between the Company or any of its Subsidiaries and any third party. The Company and each of its Subsidiaries is in material compliance with the material terms and conditions of all license agreements in favor of the Company or any of its Subsidiaries, as applicable, relating to the Company Licensed Software.
     (c) The Company Proprietary Software does not infringe any patent, copyright or trade secret or any other Intellectual Property right of any third party. Except as set forth on Schedule 3.21(c), the source code for the Company Proprietary Software has been maintained in confidence.
     (d) The Company Proprietary Software was: (i) developed by the Company’s or one of its Subsidiaries’ employees working within the scope of their employment at the time of such development; (ii) developed by agents, consultants, contractors or other Persons who have executed instruments of assignment in favor of the Company or one of its Subsidiaries, as applicable, as assignee that have conveyed to the Company ownership of all of its Intellectual Property rights in the Company Proprietary Software; or (iii) acquired by the Company or one of its Subsidiaries in connection with acquisitions in which the Company or one of its Subsidiaries obtained representations, warranties and indemnities from the transferring party relating to the title to the Company Proprietary Software. Neither the Company nor any of its Subsidiaries has received notice from any third party claiming any right, title or interest in the Company Proprietary Software.

     (e) Neither the Company nor any of its Subsidiaries has granted rights in the Company Software to any third party other than in the ordinary course of business to its licensees in connection with the purchase or license of Company or any of its Subsidiaries products or services.
     (f) Except as set forth on Schedule 3.21(f), (i) no software governed by a license commonly referred to as an open source, copyleft or community source code license, including, but not limited to, the GNU General Public License or GNU Lesser General Public License (“Open Source Software”), is used in, incorporated into or integrated or bundled with any Company Proprietary Software, and/or services and related documentation currently developed, licensed, sold, distributed and/or otherwise made commercially available by the Company (such items, “Products”), and (ii) none of the licenses relating to the Open Source Software listed on Schedule 3.21(f) obligate the Company to (A) distribute or disclose any Company Proprietary Software combined, distributed or otherwise made commercially available with such Open Source Software in source code form or (B) license or otherwise make available any Company Proprietary Software combined, distributed or otherwise made commercially available with such Open Source Software or any associated Company Intellectual Property on a royalty free basis.
     (g) The Company Proprietary Software performs substantially in accordance with its user documentation or other contract requirements and as the Company has warranted to its customers, except for routine nonconformities of a nature common in complex software products, none of which individually or in the aggregate would be expected to result in Losses to the Company in excess of $50,000 in the aggregate. The Company Proprietary Software does not contain any “worms”, “time-bombs”, “key-locks”, or any other similar devices intentionally created that are designed to disrupt or interfere with the operation of the Products or equipment upon which the Products operate, other than authorization and security mechanisms as may be expressly contemplated by the relevant license agreement or other customer contract, or designed to affect the integrity of the data, information or signals the Products produce in a manner adverse to the Company or any customer, licensee or recipient, and the Company uses reputable virus protection Software to scan for “viruses” prior to making any Product available to a customer, licensee or other recipient.
     Section 3.22 Transactions with Affiliates. Except as set forth on Schedule 3.22 and except for the advancement of expenses incurred in the ordinary course of business, no officer or director of the Company or any of its Subsidiaries, no member of the immediate family of any such officer or director, no entity in which any such officer, director or Person owns any beneficial interest (other than ownership of stock directly or through investment vehicles in an amount not to exceed 1% of the outstanding capital stock of publicly traded companies), no Affiliate of any of the foregoing and no current or former Affiliate of the Company or any of its Subsidiaries has any interest in: (a) any Contract, arrangement or understanding with, or relating to, the Company or any of its Subsidiaries or the properties or assets of the Company or any of its Subsidiaries; (b) any loan, arrangement, understanding, or Contract for or relating to the Company or any of its Subsidiaries or the properties or assets of the Company or any of its Subsidiaries; or (c) any property (real, personal or mixed), tangible or intangible, used or currently intended to be used by the Company or any of its Subsidiaries. Schedule 3.22 also sets forth a complete list of all accounts receivable, notes receivable and other receivables and accounts payable owed to or due from any Affiliate of the Company or any of its Subsidiaries to the Company or any of its Subsidiaries.
     Section 3.23 Undisclosed Payments. Neither the Company nor any of its Subsidiaries nor the officers or directors of the Company or any of its Subsidiaries, nor anyone acting on behalf of any of them, has made or received any payment not correctly categorized and fully disclosed in the Company’s or its Subsidiaries’ books and records in connection with or in any way relating to or affecting the Company or any of its Subsidiaries.
     Section 3.24 Customer and Supplier Relations. Schedule 3.24 contains a complete and accurate list of (i) the names of the ten largest customers of the Company and its Subsidiaries measured by the amount of sales to each customer during the 12-month period ending July 31, 2008 and (ii) the aggregate amount of sales to each of such customers during such 12-month period. To the Knowledge of the Company, no event has occurred that reasonably could be expected to materially and adversely affect the Company’s or any of its Subsidiaries’ relations with any such customer. Except as set forth on Schedule 3.24, no customer (or former customer) during the 12-month period ending September 30, 2008 has canceled, terminated or, to the Knowledge of the Company, made any threat to cancel or otherwise terminate any of such customer’s Contracts with the Company or any of its Subsidiaries or, to the Knowledge of the Company, decrease such customer’s usage of Company or any of its Subsidiaries services or products. The Company does not have any Knowledge to the effect that any current customer or current supplier may terminate or materially alter in a negative way its business relations with the Company or any of its Subsidiaries, either as a result of the transactions contemplated by this Agreement or otherwise.
     Section 3.25 Licenses. Schedule 3.25 sets forth a true and complete list of all material Licenses held by the Company or any of its Subsidiaries. The Company and each of its Subsidiaries owns or possesses all material Licenses that are necessary to enable it to carry on its operations as presently conducted. All material Licenses are valid, binding and in full force and effect. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not adversely affect any material License in any material respect. The Company and each of its Subsidiaries has taken all necessary action to maintain each such material License, except where the failure to so act shall not have an adverse effect on the Company or any of its Subsidiaries or their respective operations. No loss or expiration of any material License is, to the Knowledge of the Company, threatened, pending or reasonably foreseeable (other than expiration upon the end of any term).
     Section 3.26 Brokers, Finders and Investment Bankers. Except for Philpott Ball & Werner, neither the Company, any Subsidiary, nor any officer, director or employee of the Company or any of its Subsidiaries nor any Affiliate of the Company or any of its Subsidiaries, has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated hereby.

     Section 3.27 Disclaimer of other Representations and Warranties. EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE III, THE COMPANY AND ITS SUBSIDIARIES MAKE NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE COMPANY, ITS SUBSIDIARIES, OR ANY OF THEIR RESPECTIVE ASSETS, LIABILITIES OR OPERATIONS, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MERGER SUB
     Each of the Purchaser and Merger Sub hereby jointly and severally represents and warrants to the Company as follows:
     Section 4.1 Organization. Each of the Purchaser and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction set forth in the preamble hereof, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.
     Section 4.2 Authorization. Each of the Purchaser and Merger Sub has full corporate power and authority to execute and deliver this Agreement and the Purchaser Ancillary Documents, to perform its respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Purchaser Ancillary Documents by each of the Purchaser and Merger Sub, as applicable, the performance by each of the Purchaser and Merger Sub of its obligations hereunder and thereunder, and the consummation of the transactions provided for herein and therein have been duly and validly authorized by all necessary corporate action on the part of each of the Purchaser and Merger Sub. This Agreement has been and, as of the Closing Date, the Purchaser Ancillary Documents will be, duly executed and delivered by each of the Purchaser and Merger Sub, as applicable, and do or will, as the case may be, constitute the valid and binding agreements of each of the Purchaser and Merger Sub, enforceable against each of the Purchaser and Merger Sub in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.
     Section 4.3 Absence of Restrictions and Conflicts. Except for compliance with applicable requirements of the filing of the Certificate of Merger with the State Treasurer of the State of New Jersey, the execution, delivery and performance of this Agreement and the Purchaser Ancillary Documents, the consummation of the transactions contemplated hereby and thereby and the fulfillment of, and compliance with, the terms and conditions hereof and thereof do not or will not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, or permit the acceleration of any obligation under, (a) any term or provision of the charter documents of the Purchaser or Merger Sub, (b) any contract to which the Purchaser or Merger Sub is a party, (c) any judgment, decree or order of any Governmental Entity to which the Purchaser or Merger Sub is a party or by which the Purchaser or Merger Sub or any of their properties are bound or (d) any statute, law, rule or regulation applicable to the Purchaser or Merger Sub.
     Section 4.4 Sufficient Funds. The Purchaser (a) at the Closing will have sufficient funds to consummate the transactions contemplated by this Agreement and the Purchaser Ancillary Documents and pay any and all expenses incurred by the Purchaser and Merger Sub in connection with such transactions, (b) at the Closing will have the resources and capability to perform its obligations under this Agreement and the Purchaser Ancillary Documents, and (c) has not incurred any obligation, commitment, restriction or liability of any kind which would impair or adversely affect such resources and capabilities.
     Section 4.5 Operations of Merger Sub. Merger Sub is a direct, wholly-owned subsidiary of the Purchaser, was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.
     Section 4.6 Brokers, Finders and Investment Bankers. Neither the Purchaser, Merger Sub, nor any officer, director or employee of the Purchaser or Merger Sub nor any Affiliate of the Purchaser or Merger Sub, has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated hereby.
     Section 4.7 Certain Acknowledgements. Each of Purchaser and Merger Sub hereby acknowledges that, except to the extent expressly set forth in this Agreement, the Company is not making any representation or warranty with respect to (A) any information contained in any management or similar presentation made by or on behalf of the Company, or (B) any financial projection or forecast relating to the Company that may have been made available to Purchaser or Merger Sub or their respective Affiliates and their respective officers, directors and Representatives.
ARTICLE V
CERTAIN COVENANTS AND AGREEMENTS
     Section 5.1 Conduct of Business by the Company. For the period commencing on the date of this Agreement and ending on the earlier of (a) the Expiration Date and (b) the Closing Date (the “Interim Period”), the Company and its Subsidiaries shall, except as expressly required by this Agreement and except as otherwise consented to in advance in writing by the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed:
     (i) conduct its businesses in the ordinary course on a basis consistent with past practice and not engage in any new line of business or enter into any Contract, transaction or activity or make any commitment with respect to the Company or any of its Subsidiaries, except those in the ordinary course of business and not otherwise prohibited under this Section 5.1;
     (ii) use its reasonable best efforts to (A) preserve intact the goodwill and business organization of the Company and each Subsidiary, (B) keep the officers and employees of the Company and each Subsidiary available to the Purchaser and (C) preserve the relationships and goodwill of the Company and each Subsidiary with customers, distributors, suppliers, employees and other Persons having business relations with the Company or any of its Subsidiaries;
     (iii) maintain its existence and good standing in its jurisdiction of organization and in each jurisdiction where it is qualified to do business, as set forth on Schedule 3.1 and Schedule 3.4;
     (iv) duly and timely file or cause to be filed all reports and returns required to be filed with any Governmental Entity and promptly pay or cause to be paid when due all Taxes, assessments and governmental charges, including interest and penalties levied or assessed, unless diligently contested in good faith by appropriate proceedings;
     (v) maintain in existing condition and repair (ordinary wear and tear excepted), consistent with past practices, all buildings, offices, and other structures located on the Leased Real Property, and all equipment, fixtures and other tangible personal property located on the Leased Real Property;
     (vi) not authorize for issuance or issue and deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue or grant any right, option or other commitment for the issuance of shares of its capital stock or of such securities, or split, combine or reclassify any shares of its capital stock;
     (vii) not amend or modify its charter documents;
     (viii) not declare, pay or set aside for payment any distribution or make any payment to any related parties other than the payment of salaries in the ordinary course of business;
     (ix) not create any subsidiary, acquire any capital stock or other equity securities of any Person or acquire any equity or ownership interest in any business or entity;
     (x) not dispose of or permit to lapse any right to the use of any patent, trademark, trade name, service mark, license or copyright of the Company or any of its Subsidiaries (including any of the Company Intellectual Property), or dispose of or disclose to any Person on a non-confidential basis, any trade secret, formula, process, technology or know-how of the Company or any of its Subsidiaries not heretofore a matter of public knowledge;
     (xi) not (A) sell any material asset, other than finished goods sold in the ordinary course of business, (B) create, incur or assume any indebtedness secured by any asset of the Company or any of its Subsidiaries other than debt under existing credit facilities, (C) grant, create, incur or suffer to exist any Lien on any asset of the Company or any of its Subsidiaries that did not exist on the date of this Agreement, (D) incur any material liability or obligation (absolute, accrued or contingent), except in the ordinary course of business consistent with past practice, (E) write-off any guaranteed check, note or account receivable, except in the ordinary course of business consistent with past practice, (F) write-down the value of any asset or investment on the books or records of the Company or any of its Subsidiaries, except for depreciation and amortization in the ordinary course of business and consistent with past practice, (G) cancel any debt or waive any material claim or right, or (H) make any commitment for any capital expenditure to be made on or following the date of this Agreement in excess of $50,000 in the case of any single expenditure or $100,000 in the case of all capital expenditures;
     (xii) except as set forth on Schedule 5.1(xii), not increase in any manner the base compensation of, or enter into any new bonus or incentive Contract or arrangement with, any of its employees, officers, directors or consultants, except in the ordinary course of business to the extent consistent with past practice;
     (xiii) not pay or agree to pay any additional pension, retirement allowance or other employee benefit under any Company Benefit Plan to any of its employees or consultants, whether past or present, except in the ordinary course of business to the extent consistent with the past practice of the Company and its Subsidiaries;
     (xiv) not adopt, amend or terminate any Company Benefit Plan or increase the benefits provided under any Company Benefit Plan, or promise or commit to undertake any of the foregoing in the future;
     (xv) not amend or terminate any existing Employment Agreement or enter into any new Employment Agreement;
     (xvi) perform in all material respects all of its obligations under, and not default or suffer to exist any event or condition that with notice or lapse of time or both could constitute a default under, any Company Contract (except those being contested in good faith) and not enter into, assume or amend any Contract or commitment that is or would be a Company Contract other than in the ordinary course of business consistent with past practice;
     (xvii) not make any material Tax election, amend or revoke any material Tax election then in effect, change or consent to any material change in the Company’s method of accounting for Tax purposes, file any material amended Tax Return or claim for refund, or enter into any private letter ruling, closing agreement or similar ruling or agreement with the IRS or any other taxing authority or settle any audit or proceeding with respect to any amount of Taxes owed by the Company;
     (xviii) not make any material change to the Tax methods or practices, or in the accounting principles, practices or methods, used by or in respect of the Company;

     (xix) continue to maintain its books and records in accordance with GAAP consistently applied and on a basis consistent with the Company’s and its Subsidiaries’ past practice; and
     (xx) not authorize, or commit or agree to take, any of the foregoing actions that are prohibited by this Section 5.1.
In connection with the continued operation of the Company and its Subsidiaries during the Interim Period, the Company shall confer in good faith on a regular basis with the Purchaser regarding operational matters and the general status of on-going operations of the Company and its Subsidiaries. The Company hereby acknowledges that the Purchaser does not and shall not waive any right it may have under this Agreement as a result of such consultations. The Company shall not, and shall cause each of its Subsidiaries not to, take any action that would, or that could reasonably be expected to, result in any representation or warranty of the Company set forth in this Agreement to become untrue.
     Section 5.2 Inspection and Access to Information. During the Interim Period, the Company and its Subsidiaries shall, and shall cause their respective officers, directors, employees, auditors and agents to provide the Purchaser and its accountants, investment bankers, counsel, environmental consultants and other authorized representatives (collectively “Representatives”) reasonable access, during normal business hours and under reasonable circumstances, to any and all of its premises, employees (including executive officers), properties, Contracts, commitments, books, records and Tax Returns; provided that the Purchaser and its Representatives agree that such access will give due regard to minimizing interference with the operations, activities and employees of the Company and its Subsidiaries. The Company shall cause the Company’s officers to furnish to the Purchaser and its Representatives, promptly upon reasonable requests therefor, any and all financial, technical and operating data and other information pertaining to the Company or any of its Subsidiaries and otherwise reasonably cooperate with the conduct of due diligence by the Purchaser and its Representatives. No inspection, review or consultation pursuant to this Section 5.2, or any similar inspection, review or consultation prior to the date of this Agreement, shall affect any representation, warranty or covenant in this Agreement of any Party or any condition to the obligations of the Parties under this Agreement.
     Section 5.3 Notices of Certain Events. During the Interim Period, the Company shall promptly notify the Purchaser of:
     (a) any change or event that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on or otherwise result in any representation or warranty of the Company under this Agreement being inaccurate in any material respect;
     (b) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

     (c) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement;
     (d) any action, suit, claim, investigation or proceeding commenced or, to the Knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.11 or that relate to the consummation of the transactions contemplated by this Agreement; and
     (e) (i) the damage or destruction by fire or other casualty of any asset or part thereof of the Company or any of its Subsidiaries or (ii) any asset or part thereof becoming the subject of any proceeding (or, to the Knowledge of the Company, threatened proceeding) for the taking thereof or of any right relating thereto by condemnation, eminent domain or other similar governmental action.
The Company hereby acknowledges that the Purchaser does not and shall not waive any right it may have under this Agreement as a result of such notifications.
     Section 5.4 Interim Financials. As promptly as practicable following each calendar month, prior to the Closing Date, the Company shall deliver to the Purchaser periodic financial reports in the form that it customarily prepares for its internal purposes concerning the Company and its Subsidiaries and, if available, unaudited statements of the financial position of the Company and its Subsidiaries as of the last day of each accounting period and statements of income and changes in financial position of such entity for the period then ended. The Company covenants that such interim statements (a) shall present fairly the financial condition of the Company and its Subsidiaries and the related results of its operations for the respective periods then ended, and (b) shall be prepared on a basis consistent with prior interim periods.
     Section 5.5 No Solicitation of Transactions.
     (a) The Company and its Subsidiaries shall not, and shall cause their respective Affiliates not to, directly or indirectly, through any officer, director, employee, investment banker, financial advisor, attorney, accountant or other representative of any of them or otherwise, initiate, solicit or encourage, including by way of furnishing non-public information or assistance, or participate in any discussion or negotiations of any type, directly or indirectly, or enter into a confidentiality agreement, letter of intent or purchase agreement, merger agreement or other similar agreement with any Person other than the Purchaser with respect to a sale of all or any significant portion of the assets of the Company or any of its Subsidiaries, or a merger, consolidation, business combination, sale of all or any portion of the capital stock of the Company or any of its Subsidiaries, or the liquidation or similar extraordinary transaction with respect to the Company or any of its Subsidiaries (each, an “Acquisition”), provided, that if any time prior to the date that the Company Stockholder Approval is obtained, the Board of Directors of the Company, in the exercise of its fiduciary duties, determines in good faith, after consultation with outside counsel, that to do otherwise would not be in the best interests of the Company’s stockholders, the Company may, in response to a Superior Proposal which did not result from a breach of this Section 5.5, and subject to providing prior notice of its decision to the Purchaser, (i) furnish information with respect to the Company to the person making the Superior Proposal pursuant to a customary confidentiality agreement, and (ii) participate in discussions or negotiations regarding such Superior Proposal. The Company shall notify the Purchaser orally, within one (1) Business Day, and in writing, as promptly as practicable, of all relevant terms of any inquiry or proposal by a third party to do any of the foregoing that the Company or any of its respective Affiliates or any of its respective officers, directors, partners, managers, employees, investment bankers, financial advisors, attorneys, accountants or other representatives may receive relating to any of such matters. In the event such inquiry or proposal is in writing, the Company shall deliver to the Purchaser a copy of such inquiry or proposal together with such written notice.
     (b) The Board of Directors of the Company shall not (i) withdraw, or propose publicly to withdraw, in a manner adverse to the Purchaser, the approval or recommendation by the Board of Directors of the Company of the Merger or this Agreement, (ii) modify, or propose publicly to modify, in a manner adverse to the Purchaser, the approval or recommendation by the Board of Directors of the Company of the Merger or this Agreement or (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition. Notwithstanding the foregoing, at any time prior to the date that the Company Stockholder Approval is obtained, in response to a Superior Proposal which did not result from a breach of Section 5.5, if the Board of Directors of the Company, in the exercise of its fiduciary duties, determines in good faith, after consultation with outside counsel, that to do otherwise would not be in the best interests of the Company’s stockholders, the Board of Directors may (A) modify or propose publicly to modify, in a manner adverse to the Purchaser, the approval or recommendation by the Board of Directors of the Company of the Merger or this Agreement and/or (B) terminate this Agreement, but, in the case of clause (B), only after the fifth (5th) Business Day following the Purchaser’s receipt of written notice advising the Purchaser that the Board of Directors of the Company is prepared to accept a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal.
     Section 5.6 Reasonable Efforts; Further Assurances; Cooperation. Subject to the other provisions of this Agreement, each Party shall each use commercially reasonable, good faith efforts to perform its obligations under this Agreement and to take, or cause to be taken, and do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law to obtain all consents required as described on Schedule 3.13(a), Schedule 3.13(b)(i) and Schedule 6.2(d) and all regulatory approvals as described on Schedule 3.5 and to satisfy all conditions to its obligations under this Agreement and to cause the transactions contemplated by this Agreement to be effected as soon as practicable, but in any event on or prior to the Expiration Date, in accordance with the terms of this Agreement and shall reasonably cooperate with each other Party and its officers, directors, employees, agents, counsel, accountants and other designees in connection with any step required to be taken as a part of its obligations under this Agreement.
     Section 5.7 Public Announcements. Each Party shall consult with the other Parties with respect to the timing and content of all announcements regarding this Agreement or the transactions contemplated by this Agreement to the financial community, Governmental Entities, employees, customers or the general public and none of the Parties shall issue any press release or make any public statement prior to obtaining the written approval of the other Parties, which approval shall not be unreasonably withheld, except that no such approval shall be necessary to the extent disclosure is required by applicable Laws.
     Section 5.8 Supplements to Schedules. From time to time up to the Closing, the Company shall promptly supplement or amend the Schedules that they have delivered with respect to any matter first existing or occurring following the date of this Agreement that (a) if existing or occurring on or prior to the date of this Agreement, would have been required to be set forth or described in the Schedules, or (b) is necessary to correct any information in the Schedules that has been rendered inaccurate thereby. No supplement or amendment to any Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Section 6.2 or the obligations of the Company under Section 9.1.
     Section 5.9 Employment Agreements; Benefit Plans.
     (a) Prior to the Closing Date, the Company and each of its Subsidiaries shall make all required contributions and pay all premiums required under each Company Benefit Plan, including any employer matching and profit sharing contributions which are due on or before the Closing Date.
     (b) The Company and its Subsidiaries shall accrue as current liabilities on the Preliminary Working Capital Schedule (i) all vacation, profit-sharing, wages, bonuses and commissions relating to any Affiliate of the Company or former employees of the Company which are accrued but unpaid as of the Closing Date, and (ii) all bonuses and profit-sharing relating to current employees which are accrued but unpaid as of the Closing Date.
     (c) The Company shall consult with the Purchaser prior to the Closing regarding the communications to be made to employees of the Company and each of its Subsidiaries with respect to any Company Benefit Plan or other health, insurance or benefit to be provided after the Closing Date.
     (d) Purchaser shall cause the Surviving Corporation and its Subsidiaries to provide the employees of the Company and its Subsidiaries as of the Closing Date (the “Affected Employees”), for a period ending on the first anniversary of the Closing Date (the “Employee Transition Period”), with (i) base compensation which is not less than the base salary or hourly rate of pay in effect immediately prior to the Closing Date and (ii) the opportunity to participate in the same Employee Benefit Plans as Purchaser offers to Purchaser’s employees immediately prior to the Closing Date. Purchaser shall, and shall cause the Surviving Corporation to, honor all obligations of the Company and its Subsidiaries under any “change of control” or similar provisions relating to employees contained in any existing policy, contract, agreement and all termination or severance agreements with officers, employees and directors of the Company or its Subsidiaries will be honored in accordance with their terms in effect immediately prior to the Closing Date. Nothing in this Agreement shall be construed to create any right, benefit, entitlement or employment or other contract between any employee, officer or director of any of the Company, the Surviving Corporation or any of its Subsidiaries, on the one hand, and the Purchaser, the Surviving Corporation or any of its Subsidiaries, on the other hand. Finally, the Company’s Employee Stock Ownership Plan shall be amended on or before December 31, 2008 to freeze participation and to discontinue contributions effective no later than December 31, 2008.
     (e) Purchaser shall, and shall cause the Surviving Corporation and its Subsidiaries to, honor all unused vacation, holiday, sickness and personal days and other applicable local leave days accrued by the employees of the Surviving Corporation and its Subsidiaries under the policies and practices of the Company or its Subsidiaries in effect immediately prior to the Closing Date. In the event of any change in the welfare benefits or other applicable local benefits provided to any employee of the Surviving Corporation or any of its Subsidiaries under any plan, arrangement or applicable local custom, Purchaser shall, or shall cause the Surviving Corporation to (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under such plan, except to the extent that such conditions, exclusions or waiting periods would apply under the Company’s or such Subsidiary’s then existing plans absent any change in such welfare plan coverage and (ii) provide each Affected Employee with credit for any co-payments and deductibles paid prior to any such change in coverage in satisfying any applicable deductible or out-of-pocket requirements under such new or changed plan. Purchaser shall, and shall cause the Surviving Corporation and its Subsidiaries to, provide each Affected Employee with credit for all service with the Company and its ERISA Affiliates under each employee benefit plan, policy, program or arrangement in which such Affected Employee is eligible to participate, except to the extent that it would result in a duplication of benefits with respect to the same period of services.
     Section 5.10 Notice to Holders. The Company shall promptly give the requisite notice to all Holders of the transactions contemplated by this Agreement as may be required in accordance with the BCANJ or other applicable Laws, the certificate of incorporation, bylaws or other governing documents of the Company and any Contracts to which the Company is a party.
     Section 5.11 Stockholder Approval. Promptly following the execution of this Agreement, the Company shall (a) upon consideration of the recommendation of the Board of Directors of the Company, obtain from the holders of the requisite number of outstanding shares of Common Stock entitled to vote thereon their approval of the execution, delivery and performance of this Agreement and the Company Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, in accordance with the requirements of the BCANJ and other applicable Laws, the certificate of incorporation, bylaws and other governing documents of the Company (the “Company Stockholder Approval”), and (b) provide the Purchaser a certificate of the secretary of the Company certifying the Company Stockholder Approval and attaching the applicable resolutions of the stockholders as adopted at a duly called, properly noticed meeting thereof (the “Stockholder Approval Certificate”).

     Section 5.12 Post-Closing Operating and Accounting Procedures.
     (a) Management of the Company.
     (i) Except as otherwise set forth in this Section 5.12 or elsewhere in this Agreement, following the Closing, the Parties acknowledge and agree that the Surviving Corporation and its Subsidiaries will be subject to all reasonable policies, procedures, and requirements applicable to the Purchaser’s operating businesses.
     (ii) During the period from the Closing Date until the end of the Earnout Periods, the Purchaser shall, and shall cause the Surviving Corporation and its Subsidiaries, to:
     (A) act in good faith and operate the business of the Surviving Corporation and its Subsidiaries in the ordinary course of business as conducted on the Closing Date;
     (B) comply in all material respects with all Laws applicable to the Surviving Corporation and its Subsidiaries;
     (C) use reasonable efforts to preserve the roles and responsibilities of the Surviving Corporation’s and its Subsidiaries’ key employees and preserve the present relationships of the Surviving Corporation and its Subsidiaries with their customers, suppliers and others having business relationships with the Surviving Corporation and its Subsidiaries;
     (D) use reasonable efforts to provide the Surviving Corporation and its Subsidiaries with levels of working capital sufficient to support the conduct of the business and operations of the Surviving Corporation and its Subsidiaries on a basis consistent with the operations of the Company as of immediately prior to the Effective Time; and
     (E) maintain separate accounting books and records for the Surviving Corporation.
     (iii) Unless such action is approved in writing by the Stockholder Representative in his sole discretion, during the period from the Closing Date until the end of the Earnout Periods, the Purchaser shall not, and shall cause the Surviving Corporation and its Subsidiaries not to:
     (A) accelerate or defer recognition of any material revenue or expense, in each case except as required by Law or GAAP;
     (B) other than in a matter consistent with the Company’s past practices or for reasonable business purposes, reduce the product offerings of the Surviving Corporation or its Subsidiaries;

     (C) terminate the employment with the Surviving Corporation or any of its Subsidiaries of Nim Evatt or Paul Kuphal, other than for “cause”, where “cause” means (1) the willful and continued failure by the individual after due warning to perform his duties in a manner reasonably satisfactory to the Surviving Corporation’s Board of Directors (the “Board”), (2) the individual is convicted of a felony or the Board acting in good faith determines that he has engaged in a dishonest act or has engaged in the misappropriation of funds or embezzlement or criminal conduct or common law fraud, (3) the individual has engaged in a material violation of the Surviving Corporation’s code of conduct or any policy for which a termination of employment is an appropriate sanction for any senior executive, all as determined by the Board as acting in good faith or (4) the individual has engaged in any willful act that materially damages or materially prejudices the Surviving Corporation or has engaged in conduct or activities materially damaging to the property, business or reputation of the Surviving Corporation, all as determined by the Board acting in good faith;
     (D) terminate or amend the Company’s employee bonus plan as in effect on the Closing Date, except as agreed by the Parties in the context of overall transition of employee benefits;
     (E) enter into any agreement, arrangement or other transaction that precludes the Purchaser’s and the Surviving Corporation’s ability to pay the Earnout Payment or otherwise take any action, the primary purpose of which is to cause a decline in the amount of the Earnout Payment; or
     (F) otherwise take any action outside the ordinary course of business consistent with the past practices of the Company or its Subsidiaries prior to the Closing.
     (b) Actions By the Company. During the Interim Period, neither the Company nor any of its Subsidiaries shall take any action, or authorize any action, outside the ordinary course of business consistent with past practice, that is taken for the purpose of increasing EBITDA with the knowledge that such action may adversely impact the financial results or operations of the Surviving Corporation or any of its Subsidiaries in future periods.
     (c) Certain Acknowledgements. The Holders agree and acknowledge that the right to receive any Earnout Payment: (i) is an integral part of the Merger Consideration and not an investment; (ii) does not represent an ownership interest in the Purchaser, Merger Sub or any of their Affiliates; and (iii) does not carry voting, dividend or liquidation rights.
     Section 5.13 Termination Fee. If either (a) on or after the date hereof and prior to the date the Company Stockholder Approval is obtained an Acquisition proposal shall have been made to the Company or any other Person shall have publicly announced an intention to make an Acquisition proposal and thereafter this Agreement is terminated by the Company pursuant to Section 8.1(d) and within twelve (12) months after such termination, the Company enters into, or submits to the stockholders of the Company for adoption, a definitive agreement with respect to the transaction contemplated by such Acquisition proposal, or (b) this Agreement is terminated by the Company pursuant to Section 8.1(e) or the Purchaser pursuant to Section 8.1(f), then the Company shall (i) in the case of subsection (a), upon the date of the consummation of transaction contemplated by such Acquisition proposal, or (ii) in the case of subsection (b), no later than the date of such termination of this Agreement, pay the Purchaser by wire transfer of immediately available funds an amount equal to $2,000,000 plus all expenses and costs incurred by the Purchaser in connection with the transactions contemplated by this Agreement (the “Termination Fee”). The Company acknowledges that this Section 5.13 is an integral part of the transactions contemplated by this Agreement, and that without these provisions, the Purchaser would not enter into this Agreement.
     Section 5.14 Cooperation in Filing Tax Returns. Purchaser, the Surviving Corporation and the Stockholder Representative shall, and shall each cause its respective Affiliates to, provide to the other such cooperation and information, as and to the extent reasonably requested, in connection with the filing of any Tax Return, amended Tax Return or claim for refund, determining liability for Taxes or a right to refund of Taxes, or in conducting any audit, litigation or other proceeding with respect to Taxes. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with relevant accompanying schedules and relevant work papers, relevant documents relating to rulings and other determinations by taxing authorities, and relevant records concerning the ownership and Tax basis of property, which any such party may possess. Each party will retain all Tax Returns, schedules, work papers, and all material records and other documents relating to Tax matters of the Company and any Subsidiary for the Tax period first ending after the Closing Date and for all prior Tax periods until the expiration of the applicable statute of limitations (and, to the extent notice is provided with respect thereto, any extensions thereof) for the Tax periods to which the Tax Returns and other documents relate. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided.
     Section 5.15 International Trade Assessment. During the Interim Period, the Company shall engage its legal counsel to conduct an assessment of the Company’s compliance with the Foreign Trade Laws. If, as a result of such assessment, it is determined that the Company or any of its Subsidiaries to have engaged in activities that are not compliant with any of the Foreign Trade Laws, the Company and/or its Subsidiaries shall (a) immediately cease any such non-compliant activities, to the extent such activities are on-going, and (b) implement corrective actions necessary to ensure that no further violations of the relevant Foreign Trade Laws occur. For violations of the Foreign Trade Laws that occurred prior to the Company’s ceasing of the non-compliant activities, the Company will consult with the Purchaser for the purpose of reaching agreement concerning whether a disclosure of any such activity to the relevant Governmental Entity is required under the relevant Foreign Trade Laws, or, if not required, whether a disclosure of the non-compliant activities should nevertheless be submitted to the relevant Governmental Entity. Upon mutual agreement of the Purchaser and the Company, the

Company shall submit a written disclosure to the relevant Governmental Entity, after providing the Purchaser a reasonable opportunity to review and comment on such written disclosure.
ARTICLE VI
CONDITIONS TO CLOSING
     Section 6.1 Conditions to Each Party’s Obligations. The respective obligations of each Party to effect the transactions contemplated hereby shall be subject to the following conditions:
     (a) Injunction. There shall be no effective injunction, writ or preliminary restraining order or any order of any nature issued, and no Law shall have been enacted, entered, promulgated or enforced, by a Governmental Entity of competent jurisdiction to the effect that the transactions contemplated by this Agreement may not be consummated as provided in this Agreement, no proceeding or lawsuit shall have been commenced by any Governmental Entity for the purpose of obtaining any such injunction, writ or preliminary restraining order and no written notice shall have been received from any Governmental Entity or third party indicating an intent to restrain, prevent, materially delay or restructure the transactions contemplated by this Agreement.
     (b) Governmental Consents. All consents, approvals, orders or authorizations of, or registrations, declarations or filings with, all Governmental Entities required in connection with the execution, delivery or performance hereof shall have been obtained or made.
     (c) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the holders of Company Stock to the extent required by the BCANJ, the certificate of incorporation and bylaws of the Company.
     Section 6.2 Conditions to Obligations of the Purchaser and Merger Sub. The obligations of the Purchaser and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing of each of the following conditions:
     (a) Representations and Warranties. The representations and warranties of the Company set forth in Article III shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date, except that those representations and warranties that by their terms are qualified by materiality shall be true and correct in all respects (unless any such representation or warranty in Article III is made only as of a specific date, in which event such representation and warranty shall be true and correct or true and correct in all material respects, as the case may be, as of such specified date).
     (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all covenants and agreements required to be performed by it hereunder at or prior to the Closing.

     (c) No Material Adverse Effect. Between the date of this Agreement and the Closing Date, there shall not have occurred (nor shall the Purchaser have become aware of) any Material Adverse Effect or any development likely to result in a Material Adverse Effect.
     (d) Consents. The Company shall have obtained and delivered to the Purchaser written consents or waivers in form reasonably satisfactory to the Purchaser of the third parties to those Company Contracts listed on Schedule 6.2(d), and all such consents and waivers shall be in full force and effect.
     (e) Closing Date Indebtedness; Release of Liens. The Company shall have delivered to the Purchaser payoff letters (“Payoff Letters”) from each lender to the Closing Date Indebtedness evidencing the aggregate amount of such indebtedness as of the Closing Date (including any interest accrued thereon and any prepayment or similar penalties and expenses associated with the prepayment of such indebtedness on the Closing Date) and an agreement that, if such aggregate amount so identified is paid to such lender on the Closing Date, such indebtedness shall be repaid in full and that all Liens affecting any real or personal property of the Company or any of its Subsidiaries will be released.
     (f) Opinion of Company’s Counsel. The Purchaser shall have received an opinion of Pepper Hamilton LLP, counsel to the Company, dated the Closing Date, substantially in the form attached as Exhibit B.
     (g) Non-Competition and Non-Solicitation Agreements. Each of Nim Evatt and Paul Kuphal shall have entered into a non-competition and non-solicitation agreement with the Company in form and substance reasonably satisfactory to the Purchaser.
     (h) Ancillary Documents. The Company shall have delivered, or caused to be delivered, to the Purchaser the documents listed in Section 7.2.
     (i) Cancellation of Options. The Company shall have cancelled each issued and outstanding Option as of the Effective Time and converted such Option into the right to receive an amount equal to the portion of the Per Option Merger Consideration allocable to, plus any other amounts payable with respect to, such Option in accordance with this Agreement.
     Section 6.3 Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing of each of the following conditions:
     (a) Representations and Warranties. The representations and warranties of the Purchaser and Merger Sub set forth in Article IV shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date, except that those representations and warranties that by their terms are qualified by materiality shall be true and correct in all respects (unless any such representation or warranty in Article IV is made only as of a specific date, in which event such representation and warranty shall be true and correct or true and correct in all material respects, as the case may be, as of such specified date).
     (b) Performance of Obligations by the Purchaser. The Purchaser shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement on or prior to the Closing Date.
     (c) Ancillary Documents. The Purchaser shall have delivered, or caused to be delivered, to the Company the documents listed in Section 7.3.
     Section 6.4 Frustration of Closing Conditions. Neither the Company, Merger Sub nor the Purchaser may rely, either as a basis for not consummating the transactions contemplated by this Agreement or terminating this Agreement, on the failure of any condition set forth in Sections 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach of any provision of this Agreement or failure to use commercially reasonable efforts to consummate transactions contemplated by this Agreement as required by and subject to Section 5.6.
ARTICLE VII
CLOSING
     Section 7.1 Closing. The Closing shall occur on December 31, 2008, provided that the conditions set forth in Article VI that are contemplated to be satisfied prior to the Closing Date have been satisfied or waived, or on such other date as the Parties may agree. The Closing shall take place at the offices of King & Spalding, 1180 Peachtree Street, Atlanta, Georgia 30309, or at such other place as the Parties may agree.
     Section 7.2 Company Closing Deliveries. At the Closing, the Company shall deliver, or cause to be delivered, to the Purchaser the following:
     (a) a certificate of authorized officer of the Company as to compliance with the conditions set forth in Sections 6.2 (a), (b) and (c);
     (b) the Certificate of Merger, executed by the Company;
     (c) resignations, effective as of the Closing Date, of the officers and directors of the Company and each of its Subsidiaries as the Purchaser may request to resign;
     (d) evidence of the termination of any powers of attorney on behalf of the Company and each of its Subsidiaries set forth in Schedule 3.13;
     (e) a certificate by the Secretary or any Assistant Secretary of the Company, dated as of the Closing Date, as to the good standing of the Company and its Subsidiaries in its jurisdiction of incorporation and in each other jurisdiction where it is qualified to do business, and attached thereto (i) a good standing certificate of the Company in its jurisdiction of incorporation, dated within ten (10) days prior to the Closing Date and (ii) copies of the charter documents of the Company, and stating that such copies are true, complete and correct as of immediately prior to the Closing;

     (f) the organizational record books, minute books and corporate seal of the Company and each of its Subsidiaries;
     (g) the Escrow Agreement, executed by the Stockholder Representative;
     (h) the Payoff Letters;
     (i) the Stockholder Approval Certificate;
     (j) each non-competition and non-solicitation agreement referred to in Section 6.2(g), executed by the Company and the applicable officer of the Company; and
     (k) all other documents required to be entered into by the Company and its Subsidiaries pursuant to this Agreement or reasonably requested by the Purchaser to convey the Company Shares to the Purchaser or to otherwise consummate the transactions contemplated by this Agreement.
     Section 7.3 Purchaser Closing Deliveries. At the Closing, the Purchaser shall deliver, or cause to be delivered, to the Company the following:
     (a) the portion of the Merger Consideration to be paid at Closing pursuant to Section 2.2, paid and delivered in accordance with such Section;
     (b) a certificate of an authorized officer of the Purchaser as to compliance with the conditions set forth in Sections 6.3(a) and (b);
     (c) a certificate by the Secretary or any Assistant Secretary of the Purchaser, dated as of the Closing Date, as to the good standing of the Purchaser in its jurisdiction of incorporation and in each other jurisdiction where it is qualified to do business, and attached thereto (i) a good standing certificate of the Purchaser in its jurisdiction of incorporation, dated within ten (10) days prior to the Closing Date and (ii) copies of the charter documents of the Purchaser, and stating that such copies are true, complete and correct as of immediately prior to the Closing;
     (d) the Escrow Agreement, executed by the Purchaser; and
     (e) all other documents required to be entered into or delivered by the Purchaser at or prior to the Closing pursuant to this Agreement.

ARTICLE VIII
TERMINATION
     Section 8.1 Termination. This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:
     (a) in writing by mutual consent of the Parties;
     (b) by written notice from the Company to the Purchaser and Merger Sub, in the event the Purchaser (i) fails to perform in any material respect any of the Purchaser’s and Merger Sub’s respective obligations contained in this Agreement required to be performed by it at or prior to the Closing, or (ii) materially breaches any of the Purchaser’s and Merger Sub’s respective representations and warranties contained in this Agreement, which failure or breach is not cured within ten (10) days following the Company having notified the Purchaser of its intent to terminate this Agreement pursuant to this Section 8.1(b);
     (c) by written notice from the Purchaser to the Company, in the event the Company (i) fails to perform in any material respect any of its obligations contained in this Agreement required to be performed by it at or prior to the Closing, or (ii) materially breaches any of its representations and warranties contained in this Agreement, which failure or breach is not cured within ten (10) days following the Purchaser having notified the Company of its intent to terminate this Agreement pursuant to this Section 8.1(c);
     (d) by written notice by the Company to the Purchaser or the Purchaser to the Company, as the case may be, in the event the Closing has not occurred on or prior to January 2, 2009 (the “Expiration Date”) for any reason other than the actions, delay or nonperformance of the Party seeking such termination;
     (e) by the Company, in accordance with Section 5.5; provided, that in order for the termination of this Agreement pursuant to this Section 8.1(e) to be effective, the Company shall have complied fully in all respects with the provisions of Section 5.5 and paid the Termination Fee in accordance with Section 5.13; or
     (f) by the Purchaser, if the Company takes any action set forth in Section 5.5(b).
     Section 8.2 Specific Performance and Other Remedies. Each Party hereby acknowledges that the rights of each Party to consummate the transactions contemplated by this Agreement are special, unique and of extraordinary character and that, in the event that any Party violates or fails or refuses to perform any covenant or agreement made by it in this Agreement, the non-breaching Party may be without an adequate remedy at law. In the event that any Party violates or fails or refuses to perform any covenant or agreement made by such Party in this Agreement, the non-breaching Party or Parties may, subject to the terms of this Agreement and in addition to any remedy at law for damages or other relief, institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief.

     Section 8.3 Effect of Termination. In the event of termination of this Agreement pursuant to this Article VIII, this Agreement shall forthwith become void and there shall be no liability on the part of any Party or its partners, officers, directors, members or stockholders, except for obligations under Section 5.7 (Public Announcements), Section 5.13 (Termination Fee), Section 10.1 (Notices), Section 10.5 (Controlling Law; Amendment), Section 10.6 (Consent to Jurisdiction, Etc.) and Section 10.14 (Transaction Costs) and this Section 8.3, all of which shall survive the Termination Date. Notwithstanding the foregoing, nothing contained in this Agreement shall relieve any Party from liability for any breach of this Agreement arising prior to the termination of this Agreement.
ARTICLE IX
INDEMNIFICATION
     Section 9.1 Indemnification Obligations of the Holders. From and after the Effective Time and subject to the limitations and further provisions set forth in this Article IX, the Holders shall, severally and not jointly, indemnify, defend and hold harmless the Purchaser Indemnified Parties from, against, and in respect of, any and all Losses arising out of or relating to:
     (a) any breach or inaccuracy of any representation or warranty made by the Company in this Agreement;
     (b) any breach of any covenant, agreement or undertaking made by the Company in this Agreement;
     (c) any fraud of the Company in connection with this Agreement;
     (d) any liability relating to, resulting from or arising out of the Closing Date Indebtedness or the Transaction Expenses, in each case to the extent not paid at or prior to the Closing or pursuant to Section 2.3; or
     (e) any liability of the Company or any of its Subsidiaries (i) for any Taxes of the Company and its Subsidiaries with respect to any taxable period (or portion of a taxable period) ending on or before the Closing Date to the extent such Taxes were not accrued as current liabilities on the face of the Final Working Capital Schedule and (ii) for the unpaid Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation §1.1502-6 (or similar provision of Law), as a transferee or successor, by Contract, or otherwise. For purposes of this Section 9.1(e), in the case of any taxable period that includes (but does not end on) the Closing Date, the amount of any Taxes based on or measured by income or receipts of the Company and its Subsidiaries for the portion of the taxable period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date, and the amount of other Taxes relating to the portion of a taxable period ending on the Closing Date shall be pro rated on a daily basis.
The Losses of the Purchaser Indemnified Parties described in this Section 9.1 as to which the Purchaser Indemnified Parties are entitled to indemnification are collectively referred to as “Purchaser Losses”.

     Section 9.2 Indemnification Obligations of the Purchaser. From and after the Effective Time and subject to the limitations and further provisions set forth in this Article IX, the Purchaser and the Surviving Corporation, jointly and severally, shall indemnify and hold harmless the Company Indemnified Parties from, against and in respect of any and all Losses arising out of or relating to:
     (a) any breach or inaccuracy of any representation or warranty made by the Purchaser in this Agreement;
     (b) any breach of any covenant, agreement or undertaking made by the Purchaser in this Agreement; or
     (c) any fraud of the Purchaser in connection with this Agreement.
The Losses of the Company Indemnified Parties described in this Section 9.2 as to which the Company Indemnified Parties are entitled to indemnification are collectively referred to as “Company Losses”.
     Section 9.3 Indemnification Procedure.
     (a) Promptly following receipt by an Indemnified Party of notice by a third party (including any Governmental Entity) of any complaint or the commencement of any audit, investigation, action or proceeding with respect to which such Indemnified Party may be entitled to receive payment from the other Party for any Purchaser Loss or any Company Loss (as the case may be), such Indemnified Party shall notify in writing the Purchaser or the Stockholder Representative (on behalf of the Holders), as the case may be (the “Indemnifying Party”), promptly, and in any event no later than thirty (30) days, following the Indemnified Party’s receipt of such complaint or of notice of the commencement of such audit, investigation, action or proceeding; provided, however, that the failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability under this Agreement with respect to such claim only if, and only to the extent that, such failure to so notify the Indemnifying Party results in the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such claim. The Indemnifying Party shall have the right, upon written notice delivered to the Indemnified Party within 15 days thereafter assuming full responsibility for any Purchaser Losses or Company Losses (as the case may be) resulting from such audit, investigation, action or proceeding, to assume the defense of such audit, investigation, action or proceeding, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel. In the event, however, that the Indemnifying Party declines or fails to assume the defense of the audit, investigation, action or proceeding on the terms provided above or to employ counsel reasonably satisfactory to the Indemnified Party, in either case within such 15-day period, then the Indemnifying Party shall pay the reasonable fees and disbursements of counsel for the Indemnified Party as incurred. In any audit, investigation, action or proceeding for which indemnification is being sought under this Agreement the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such action, shall have the right to participate in such matter and to retain its own counsel at such Party’s own expense. The Indemnifying Party or the Indemnified Party (as the case may be) shall at all times use reasonable efforts to keep the Indemnifying Party or Indemnified Party (as the case may be) reasonably apprised of the status of the defense of any matter the defense of which it is maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.
     (b) No Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought under this Agreement without the prior written consent of the Indemnifying Party, unless (i) the Indemnifying Party fails to assume and maintain the defense of such claim pursuant to Section 9.3(a) or (ii) such settlement, compromise or consent includes an unconditional release of the Indemnifying Party and its officers, directors, employees and Affiliates from all liability arising out of such claim. An Indemnifying Party may not, without the prior written consent of the Indemnified Party, settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought under this Agreement unless such settlement, compromise or consent (A) includes an unconditional release of the Indemnified Party and its officers, directors, employees and Affiliates from all liability arising out of such claim, (B) does not contain any admission or statement suggesting any wrongdoing or liability on behalf of the Indemnified Party, (C) does not contain any equitable order, judgment or term that in any manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party’s Affiliates and (D) in a matter involving Taxes, releases the Indemnified Party from all liability for similar claims for all taxable periods (or portions thereof) beginning after the Closing Date.
     (c) If an Indemnified Party claims a right to payment pursuant to this Article IX, such Indemnified Party shall promptly, and in any event within the relevant limitation period set forth in this Article IX applicable to such claim, send written notice of such claim to the appropriate Indemnifying Party. Such notice shall specify in reasonable detail the basis for such claim, the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement or the Company Ancillary Document or Purchaser Ancillary Document, as the case may be, upon which such claim is based. The failure by any Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party with respect to any claim made pursuant to this Article IX (except to the extent that the Indemnifying Party is materially prejudiced by such failure), it being understood that notices for claims in respect of a breach of a representation or warranty must be delivered prior to the expiration of the survival period for such representation or warranty under Section 9.4. If the Indemnifying Party does not notify the Indemnified Party within 30 days following its receipt of such notice that the Indemnifying Party disputes its liability to the Indemnified Party under this Article IX or the amount thereof, the claim specified by the Indemnified Party in such written notice shall be conclusively deemed a liability of the Indemnifying Party under this Article IX, and the Indemnifying Party shall pay the amount of such liability to the Indemnified Party on demand or, in the case of any notice in which the amount of the claim (or any portion of the claim) is estimated, on such later date when the amount of such claim (or such portion of such claim) becomes finally determined. If the Indemnifying Party has timely disputed its liability with respect to such claim as provided above, as promptly as possible, such Indemnified Party and the appropriate Indemnifying Party shall negotiate in good faith to resolve the merits and amount of such claim (or, if the parties are unable to reach a resolution regarding such disputed claim within thirty (30) days of delivery of the notice of such dispute by the Indemnifying Party to the Indemnified Party, pursuant to the dispute resolution provisions of this Agreement) and, within five (5) Business Days following the final determination of the merits and amount of such claim, the Indemnifying Party shall pay to the Indemnified Party immediately available funds in an amount equal to such claim as determined under this Agreement.
     (d) In calculating any Losses arising from a breach of any representation, warranty or covenant contained in this Agreement which is qualified by the words “material”, “in all material respects”, “Material Adverse Effect” or similar words, such Losses shall be calculated as if such qualifier were not contained therein, it being understood that the exclusion of such qualifier shall apply solely for the purpose of calculation of Losses under this Article IX, and not for the purpose of determining whether or not a breach has occurred.
     Section 9.4 Claims Period. The Claims Periods under this Agreement shall begin on the date of this Agreement and terminate as follows:
     (a) with respect to Purchaser Losses arising under (i) Section 9.1(a) with respect to any breach or inaccuracy of any representation or warranty in Section 3.2 (Authorization), Section 3.3 (Capital Stock) and Section 3.14 (Tax Returns; Taxes) (collectively, the “Surviving Representations”) or (ii) Sections 9.1(b), 9.1(c), 9.1(d) and 9.1(e) (collectively, the “Surviving Obligations”), the Claims Period shall continue indefinitely, except as limited by Law (including any applicable statutes of limitation);
     (b) with respect to Company Losses arising under Sections 9.2(b) or 9.2(c), the Claims Period shall continue indefinitely, except as limited by Law (including any applicable statutes of limitation); and
     (c) with respect to all other Purchaser Losses or Company Losses arising under this Agreement, the Claims Period shall terminate on the date that is 18 months following the Closing Date (the “Escrow Termination Date”).
Notwithstanding the foregoing, if, prior to the close of business on the last day of the applicable Claims Period, an Indemnifying Party shall have been properly notified of a claim for indemnity under this Agreement and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity under this Agreement until such claim is finally resolved or disposed of in accordance with the terms of this Agreement.
     Section 9.5 Liability Limits; Exclusive Remedy.
     (a) Notwithstanding anything to the contrary set forth in this Agreement, the Purchaser Indemnified Parties shall not make a claim for indemnification under this Article IX for Purchaser Losses unless and until the aggregate amount of such Purchaser

Losses exceeds $250,000 (the “Purchaser Basket”), in which case the Purchaser Indemnified Parties may claim indemnification for all Purchaser Losses in excess of the Purchaser Basket; provided, however, the Surviving Obligations and the Surviving Representations shall not be subject to the Purchaser Basket. The total aggregate amount of the liability of the Company for Purchaser Losses shall be limited to $5,000,000 (the “Purchaser Cap”); provided, however, the Surviving Obligations and the Surviving Representations shall not be subject to the Purchaser Cap. Notwithstanding anything to the contrary set forth in this Agreement, any indemnification obligation of the Holders pursuant to Section 9.1 shall be satisfied first from the Escrow Fund and, if the Escrow Fund is insufficient to cover the entire amount of such Purchaser Losses or if the Escrow Fund has been fully distributed, the Purchaser may offset any such amount against amounts to be paid as part of any Earnout Payment. The remedies in this Article IX shall be the exclusive remedies of the Parties with respect to any and all matters covered by this Agreement that arise after the Effective Time. The Purchaser, the Surviving Corporation and the other Purchaser Indemnified Parties acknowledge and agree that the indemnification provided for in this Article IX shall be non-recourse to the Holders, the Stockholder Representative and their respective Affiliates, heirs, personal representatives, successors and assigns. Notwithstanding the foregoing, no Party hereto shall be deemed to have waived any rights, claims, causes of action or remedies for conduct for which such Party is entitled to indemnification pursuant to Section 9.1(c) or Section 9.2(c), as the case may be.
     (b) Notwithstanding anything in this Agreement to the contrary, neither the Purchaser Indemnified Parties nor the Company Indemnified Parties shall have any right to indemnification under this Agreement to the extent that any such Party had already recovered Purchaser Losses or Company Losses, as the case may be, with respect to the same matter (whether from a third party or pursuant to this Agreement). If any Indemnified Party receives such amount from such third party subsequent to a recovery for indemnification under this Article IX, the applicable Indemnified Party will promptly remit such offset amount to the Indemnifying Party hereunder; provided, that if such indemnification claim was paid from the Escrow Fund, such funds shall be returned to the Escrow Fund.
     (c) The amount of any Purchaser Losses or Company Losses, as the case may be, for which indemnification is provided hereunder shall be net of any amounts actually recovered by the Indemnified Party entitled to indemnification therefor under insurance policies in effect with respect to such Purchaser Losses or Company Losses, as the case may be, and as to which the premiums therefore have been fully paid prior to the Effective Time (which, for the avoidance of doubt, shall be calculated net of any deductibles). In the event that any insurance proceeds are recovered by such Indemnified Party with respect to an indemnification obligation that the Indemnifying Party previously paid to the Indemnified Party, the Indemnified Party will pay such recovered amount to the Indemnifying Party within ten (10) Business Days after receipt thereof by wire transfer or delivery of other immediately funds to an account designated in writing by the Indemnifying Party.

     (d) The amount of any Purchaser Losses or Company Losses, as the case may be, for which indemnification is provided shall be reduced to take account of any Tax benefit actually realized, in the taxable period in which the indemnification payment is made or in any prior taxable period, by the Indemnified Party entitled to indemnification therefor arising from the incurrence or payment of any such Purchaser Losses or Company Losses, as the case may be. In computing the amount of any such Tax benefit, such Indemnified Party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any such indemnified Purchaser Losses or Company Losses, as the case may be.
     (e) Other than with respect to Section 9.1(c) and Section 9.2(c), no Party will be liable to any Indemnified Party for any punitive, consequential, incidental or special damages, including loss of revenue or income, decrease in or limitation of any tax attribute, diminution in value, business interruption, cost of capital or loss of business reputation or opportunity relating to any claim for which such Indemnified Party may be entitled to indemnification under this Agreement or for any Losses that arise because of any action taken or directed to be taken by the Purchaser or the Surviving Corporation or any of their respective Affiliates after Closing except to the extent that indemnification is available to such Indemnified Party under this Article IX; provided, that if any Indemnified Party is liable to any third party for any of such damages relating to a claim for which such Indemnified Party is entitled to indemnification under this Agreement, then the Indemnified Party shall be entitled to indemnification for any of such damages without regard to the foregoing limitation; provided, further, that nothing contained in this Section 9.5(e) shall limit the Purchaser from seeking indemnification for Losses to the extent such Losses are readily ascertainable and reasonably foreseeable.
     (f) Upon any Party becoming aware of any facts, events or circumstances which could give rise to indemnification by the other Party under this Article IX, such Party shall utilize reasonable efforts, consistent with its past practices and policies, to mitigate the Purchaser Losses or Company Losses, as applicable, which may arise from such facts, events or circumstances.
     (g) Notwithstanding anything herein to the contrary, no claim for indemnification may be made by a Purchaser Indemnified Party and no indemnification shall be required to the extent that the Purchaser Losses sustained or incurred by such Purchaser Indemnified Party for which indemnification is sought were expressly taken into consideration in determining the Final Working Capital.
     (h) No Holder shall be obligated to provide indemnification pursuant to this Article IX or otherwise be responsible for Purchaser Losses sustained, suffered or incurred by Purchaser arising from or in connection with this Agreement or the transactions contemplated hereby which, in the aggregate, exceed such Holder’s Pro Rata Percentage of the Merger Consideration.
     Section 9.6 Investigations. The respective representations and warranties of the Parties contained in this Agreement or any certificate or other document delivered by any Party at or prior to the Closing and the rights to indemnification set forth in Article IX shall not be deemed waived or otherwise affected by any investigation made, or knowledge acquired, by a Party.
     Section 9.7 Distribution of Escrow Fund. Subject to the requirements of this Agreement, the Escrow Fund shall remain in existence until the Escrow Termination Date (the “Escrow Period”). Upon the expiration of the Escrow Period, the remaining amount of the Escrow Fund shall promptly be delivered to the Holders as provided in the Escrow Agreement; provided, however, that at the conclusion of the Escrow Period, any portion of the Escrow Fund that is allocated to Purchaser Losses for which the Escrow Agent has been notified by Purchaser in accordance with the Escrow Agreement prior to the Escrow Termination Date and that relate to unresolved or unsatisfied claims for Purchaser Losses (including potential future Purchaser Losses pursuant to pending third party claims) shall remain in the Escrow Fund until such claims have been finally and fully resolved or satisfied in accordance with the terms of the Escrow Agreement and this Agreement. The Escrow Agent shall, and Purchaser and the Stockholder Representative shall take all reasonable actions necessary to cause the Escrow Agent to, deliver the remaining portion of the Escrow Fund not required to satisfy such claims to the Holders. Deliveries from the Escrow Fund to the Holders pursuant to this Section 9.7 and the Escrow Agreement shall be made as provided in the Escrow Agreement.
     Section 9.8 Tax Consequences of Indemnification Payments. All payments made pursuant to this Article IX shall, for Tax purposes, be deemed to be adjustments to the Merger Consideration.
ARTICLE X
MISCELLANEOUS PROVISIONS
     Section 10.1 Notices. All notices, communications, consents and deliveries under this Agreement shall be deemed given: (a) when delivered if delivered personally (including by courier); (b) on the third day after mailing, if mailed, postage prepaid, by registered or certified mail (return receipt requested); (c) on the day of delivery if sent by a nationally-recognized overnight delivery service which maintains records of the time, place and receipt of delivery; or (d) upon receipt of a confirmed transmission, if sent by facsimile transmission, in each case to a Party at the applicable address or to such other addresses as may be furnished in writing by such Party to the others:

To the Purchaser, or
after the Closing, to
the Surviving
Corporation:	EMS Technologies, Inc.
660 Engineering Drive
Norcross, GA 30092
Attn: General Counsel
Fax: 770-447-4397

with a copy to:	King & Spalding LLP
1180 Peachtree Street

Atlanta, Georgia 30309-3521
Attn: Raymond E. Baltz, Jr.
Fax: 404-572-5100

To the Company:	Formation, Inc.
121 Whittendale Drive
Moorestown, NJ 08057-1365
Attn: Nim Evatt, President and Chief Executive Officer
Fax: 856-778-8925

with a copy to:	Pepper Hamilton LLP
The New York Times Building
37th Floor
620 Eighth Avenue
New York, NY 10018-1405
Attn: James D. Rosener
Fax: 212-286-9806

To the Stockholder
Representative:	Nim Evatt
121 Whittendale Drive
Moorestown, NJ 08057-1365
     Section 10.2 Schedules and Exhibits. The Schedules and Exhibits are hereby incorporated into this Agreement and are hereby made a part of this Agreement as if set out in full in this Agreement.
     Section 10.3 Assignment; Successors in Interest. No assignment or transfer by any Party of such Party’s rights and obligations under this Agreement shall be made except with the prior written consent of the other Parties; provided, however, that the Purchaser shall, without the obligation to obtain the prior written consent of any other Party, be entitled to assign this Agreement or all or any part of its rights or obligations under this Agreement to one or more Affiliates of the Purchaser (but no such assignment shall relieve the assigning party of its obligations hereunder). This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns, and any reference to a Party shall also be a reference to the successors and permitted assigns thereof.
     Section 10.4 Captions. The titles, captions and table of contents contained in this Agreement are inserted in this Agreement only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision of this Agreement.
     Section 10.5 Controlling Law; Amendment. This Agreement shall be governed by and construed and enforced in accordance with the internal Laws of the State of New York except as to matters relating to the Merger, which shall be governed by the laws of the State of New Jersey, in each case without reference to its respective choice of law rules. This Agreement may not be amended, modified or supplemented except by written agreement of the Parties.

     Section 10.6 Consent to Jurisdiction, Etc. Each Party hereby irrevocably agrees that any Legal Dispute shall be brought only to the exclusive jurisdiction of the courts of the State of New York or the federal courts located in the State of New York, and each Party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 10.6 is pending before a court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each Party hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such Party is not subject thereto, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such Party’s property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum, or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 10.6 following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws.
     Section 10.7 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by Law, each Party hereby waives any provision of Law that renders any such provision prohibited or unenforceable in any respect.
     Section 10.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement or the terms of this Agreement to produce or account for more than one of such counterparts. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.
     Section 10.9 Enforcement of Certain Rights. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any Person other than the Parties, and their successors or permitted assigns, any right, remedy, obligation or liability under or by reason of this Agreement, or result in such Person being deemed a third-party beneficiary of this Agreement.
     Section 10.10 Waiver. Any agreement on the part of a Party to any extension or waiver of any provision of this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such Party. A waiver by a Party of the performance of any covenant, agreement, obligation, condition, representation or warranty shall not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty. A waiver by any Party of the performance of any act shall not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time.
     Section 10.11 Construction.
     (a) Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to any gender include the other genders, (iii) the words “include,” “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (iv) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the terms “day” and “days” mean and refer to calendar day(s), and (vi) the terms “year” and “years” mean and refer to period(s) of 12 consecutive months. Unless otherwise set forth in this Agreement, references in this Agreement to (A) any document, instrument or agreement (including this Agreement) (1) includes and incorporates all exhibits, schedules and other attachments thereto, (2) includes all documents, instruments or agreements issued or executed in replacement thereof, and (3) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (B) a particular Law means such Law as amended, modified, supplemented or succeeded, from time to time and in effect at any given time. All Article, Section, Exhibit and Schedule references in this Agreement are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified. This Agreement shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it.
     (b) All accounting terms not specifically defined in this Agreement shall be construed in accordance with GAAP, consistently applied.
     Section 10.12 Integration. This Agreement and the documents executed pursuant to this Agreement supersede all negotiations, agreements and understandings among the Parties with respect to the subject matter of this Agreement, except for that certain Non-Disclosure Agreement, dated as of March 26, 2008, by and between the Purchaser and the Company, and constitute the entire agreement among the Parties with respect thereto.
     Section 10.13 Cooperation Following the Closing. Following the Closing, each Party shall deliver to the other Parties such further information and documents and shall execute and deliver to the other Parties such further instruments and agreements as any other Party shall reasonably request to consummate or confirm the transactions provided for in this Agreement, to accomplish the purpose of this Agreement or to assure to any other Party the benefits of this Agreement.
     Section 10.14 Transaction Costs. Whether or not the Merger is consummated and except as provided above or as otherwise expressly provided in this Agreement (including Section 5.13), (a) the Purchaser shall pay the Purchaser’s fees, costs and expenses incurred in connection herewith and the transactions contemplated by this Agreement, including the fees, costs and expenses of its financial advisors, accountants and counsel, and (b) at or prior to the Closing, the Company shall pay Company’s fees, costs and expenses incurred in connection herewith and the transactions contemplated by this Agreement including the Transaction Expenses.
     Section 10.15 Stockholder Representative.
     (a) Nim Evatt is appointed to serve as the true and lawful agent and attorney-in-fact (the “Stockholder Representative”) of each of the Holders with full powers of substitution to act in the name, place and stead of such Holder with respect to the performance on behalf of such Holder under the terms and provisions of this Agreement and to do or refrain from doing all such further acts and things, and to execute all such documents, as the Stockholder Representative shall deem necessary or appropriate in connection with any transaction contemplated under this Agreement, including the power to:
     (i) act for such Holder with respect to all indemnification matters referred to in this Agreement, including the right to compromise or settle any such claim on behalf of such Holder;
     (ii) amend or waive any provision of this Agreement (including any condition to Closing) in any manner that does not differentiate among the Holders;
     (iii) employ, obtain and rely upon the advice of legal counsel, accountants and other professional advisors as the Stockholder Representative, in the sole discretion thereof, deems necessary or advisable in the performance of the duties of the Stockholder Representative;
     (iv) receive and receipt for any portion of the Merger Consideration or any other payment due from the Purchaser to such Holder pursuant to this Agreement;
     (v) incur any expenses, liquidate and withhold assets received on behalf of such Holder prior to their distribution to such Holder to the extent of any amount that the Stockholder Representative deems necessary for payment of or as a reserve against expenses, and pay such expenses or deposit the same in an interest-bearing bank account established for such purpose;
     (vi) receive all notices, communications and deliveries under this Agreement on behalf of such Holder; and
     (vii) do or refrain from doing any further act or deed on behalf of each Holder that the Stockholder Representative deems necessary or appropriate, in the sole discretion of the Stockholder Representative, relating to the subject matter of this Agreement as fully and completely as such Holder could do if personally present and acting and as though any reference to such Holder in this Agreement was a reference to the Stockholder Representative.

provided, however, that the Stockholder Representative will have no obligation to act except as expressly provided in this Agreement or the Escrow Agreement.
     (b) Each Holder that accepts payment of any consideration in respect of the Merger as contemplated herein, that executes and delivers a letter of transmittal as contemplated by Section 2.5, or that otherwise approves this Agreement, whether at a meeting or by execution of a written consent, shall be deemed, by such acceptance of payment, execution of such letter of transmittal or approval of this Agreement, as the case may be, to have agreed to be bound by, as if a signatory hereto, the provisions of Article I, Article II, Article IX and Article X (including this Section 10.15). The appointment of the Stockholder Representative is deemed to be coupled with an interest and irrevocable, and any other Person may conclusively and absolutely rely, without inquiry, upon any action of the Stockholder Representative as the act of the Holders in all matters referred to in this Agreement. Each Holder hereby ratifies and confirms that the Stockholder Representative shall do or cause to be done by virtue of the Stockholder Representative’s appointment as Stockholder Representative of the Holders. The Stockholder Representative shall act for the Holders on all of the matters set forth in this Agreement in the manner the Stockholder Representative believes to be in the best interest of the Holders, but the Stockholder Representative will not be responsible to the Holders for any loss or damage the Holders may suffer by reason of the performance by the Stockholder Representative of the Stockholder Representative’s duties under this Agreement, other than loss or damage arising from willful misconduct or gross negligence in the performance of the Stockholder Representative’s duties hereunder.
     (c) The Holders hereby expressly acknowledge and agree that the Stockholder Representative is authorized to act on behalf of the Holders notwithstanding any dispute or disagreement among the Holders, and that any Person is entitled to rely on any and all action taken by the Stockholder Representative hereunder without liability to, or obligation to inquire of, any Holder. Each Holder hereby confirms each and every action to be taken by the Stockholder Representative pursuant to the power of attorney granted in this Section 10.15 as if it were such Holder’s own and waives any right to make any claim against the Stockholder Representative that may arise, directly or indirectly, as a result of the Stockholder Representative’s actions by virtue of such power of attorney.
     (d) If the Stockholder Representative resigns or ceases to function in such capacity for any reason whatsoever, then the successor Stockholder Representative will be the Person that the Holders of a majority of the Fully Diluted Shares shall appoint; provided, however, that in the event for any reason no successor has been appointed within thirty (30) days following such resignation or cessation, then any Holder shall have the right to petition a court of competent jurisdiction for appointment of a successor Stockholder Representative.
     (e) The Stockholder Representative shall have no liability to Purchaser, the Surviving Corporation, any Holder or any other Person with respect to any action or inaction by the Stockholder Representative in his capacity as such, except that the foregoing shall not relieve the Stockholder Representative of any liability to any Holder with respect to any action or inaction which is finally determined by a court of competent jurisdiction to constitute gross negligence or willful misconduct on the part of the Stockholder Representative. Each Holder agrees, severally and not jointly, to indemnify and hold the Stockholder Representative harmless from and against any and all liabilities, losses, costs, damages and expenses (including attorneys’ fees) reasonably incurred or suffered as a result of the performance of the Stockholder Representative’s duties under this Agreement, except to the extent that such losses are finally determined by a court of competent jurisdiction to result from willful misconduct or gross negligence on the part of the Stockholder Representative. The fees, costs and expenses of the Stockholder Representative incurred following the Effective Time, including any fees and expenses incurred by it in connection with the retention of any legal counsel, experts (including expert witnesses), consultants and other representatives engaged by it whether involving a claim for indemnification or otherwise, shall be paid severally by the Holders, in proportion to their respective Pro Rata Percentages.

     IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed, as of the date first above written.

PURCHASER:

EMS TECHNOLOGIES, INC.

By:	/s/ Gary B. Shell

Name:	Gary B. Shell
Title:	Senior Vice President and Chief Financial Officer

MERGER SUB:

EMS ACQUISITIONS, INC.

By:	/s/ Gary B. Shell

Name:	Gary B. Shell
Title:	Vice President

COMPANY:

FORMATION, INC.

By:	/s/ Nim Evatt

Name:	Nim Evatt
Title:	President and Chief Executive Officer

SOLELY IN HIS CAPACITY AS THE
STOCKHOLDER REPRESENTATIVE:

/s/ Nim Evatt

Nim Evatt
Signature Page to Agreement and Plan of Merger

EXHIBIT A
DEFINITIONS
     The following terms, as used in this Agreement, have the following meanings:
     “ADA” means the United States Americans with Disabilities Act and the rules and regulations promulgated thereunder.
     “ADEA” means the United States Age Discrimination in Employment Act and the rules and regulations promulgated thereunder.
     “Aggregate Note Proceeds” means the aggregate amount of indebtedness owed to the Company as of the Effective Time (including accrued interest) under the Stockholder Notes as of the Effective Time.
     “Aggregate Option Exercise Price” means the aggregate exercise price which would be payable by all Option Holders if all Options which are otherwise outstanding immediately prior to the Effective Time were exercised in full immediately prior to the Effective Time.
     “Affiliate” of any specified Person means any other Person directly or indirectly Controlling or Controlled by or under direct or indirect common Control with such specified Person.
     “Applicable Benefit Laws” means all Laws or other legislative, administrative or judicial promulgations, other than ERISA and the Code, including those of a jurisdiction outside the United States of America, applicable to any Company Benefit Plan or ERISA Affiliate Plan.
     “Balance Sheet” means the balance sheet of the Company and its Subsidiaries as of September 30, 2008 included in the Financial Statements.
     “Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in the City of Philadelphia, PA.
     “Cash and Cash Equivalents” means cash, cash deposits and all highly liquid investments with a maturity of three (3) months or less when purchased net of the amount of any outstanding and unpaid checks.
     “Cash Deficit” means the amount, if any, by which the Estimated Closing Date Cash exceeds the Final Closing Date Cash Balance.
     “Cash Surplus” means the amount, if any, by which the Final Closing Date Cash Balance exceeds the Estimated Closing Date Cash.
     “Claims Period” means the period during which a claim for indemnification may be asserted under this Agreement by an Indemnified Party.
     “Closing” means the consummation of the Merger and the other transactions contemplated by Article I.
     “Closing Date” means the date on which the Closing occurs.

     “Closing Date Cash Balance” means the amount of Cash and Cash Equivalents of the Company and its Subsidiaries as of the close of business on the Business Day immediately prior to the Closing Date.
     “Closing Date Cash Proceeds” means (a) $55,000,000, minus (b) the Maximum Earnout Amount, minus (c) the amount of the Closing Date Indebtedness, minus (d) the amount of the Transaction Expenses, minus (e) the Escrow Amount, plus (f) the amount of the Estimated Closing Date Cash, plus (g) the amount of the Estimated Working Capital Surplus, if applicable, minus (h) the absolute value of the Estimated Working Capital Deficit, if applicable.
     “Closing Date Indebtedness” means with respect to the Company and its Subsidiaries as of immediately prior to the Effective Time, without duplication, (a) any indebtedness with respect to borrowed money and notes payable, including any interest accrued thereon and prepayment or similar penalties and expenses, as of immediately prior to the Effective Time, (b) all obligations issued or assumed as the deferred purchase price of property and all conditional sale obligations, (c) all obligations as lessee that are capitalized in accordance with GAAP, (d) all obligations, contingent or otherwise, under letters of credit, surety bonds and similar instruments, (e) all obligations under or pursuant to interest rate cap contracts, swap contracts, foreign currency exchange contracts or other hedging or similar contracts (including any breakage or associated fees), (f) all obligations of the type referred to in clauses (a) through (e) of any Person for which the Company or any of its Subsidiaries is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, and (g) all obligations of the type referred to in clauses (a) through (f) secured by any Lien on any property or asset of the Company or any of its Subsidiaries (whether or not such obligation is assumed by the Company or any of its Subsidiaries).
     “Code” means the United States Internal Revenue Code of 1986, as amended.
     “Company Ancillary Documents” means any certificate, agreement, document or other instrument, other than this Agreement, to be executed and delivered by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.
     “Company Benefit Plan” means each Employee Benefit Plan sponsored or maintained or required to be sponsored or maintained at any time by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries makes or has made, or has or has had an obligation to make, contributions at any time, or with respect to which the Company or any of its Subsidiaries has any liabilities.
     “Company Intellectual Property” means any Intellectual Property that is owned by or licensed to the Company or any of its Subsidiaries, including the Company Software.
     “Company Licensed Software” means all software (other than Company Proprietary Software) used by the Company or any of its Subsidiaries.
     “Company Option Plan” means the Formation, Inc. 1999 Stock Option Plan, as amended.
     “Company Proprietary Software” means all software owned by the Company or any of its Subsidiaries.
     “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by, filed in the name of, or licensed to the Company or any of its Subsidiaries.

     “Company Share” means each share of Common Stock that is issued and outstanding immediately prior to the Effective Time.
     “Company Software” means the Company Licensed Software and the Company Proprietary Software.
     “Confidential Information” means any data or information of the Company or any of its Subsidiaries (including trade secrets) that is valuable to the operation of the Company’s or any of its Subsidiaries’ business and not generally known to the public or competitors.
     “Contract” means any agreement, contract, lease, consensual obligation, promise or undertaking (whether written or oral and whether express or implied), whether or not legally binding.
     “Control” means, when used with respect to any specified Person, the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.
     “Dollar”, “Dollars” and the symbol “$” shall mean lawful money of the United States of America.
     “Earnout Payments” means the First Earnout Payment, the Second Earnout Payment and the Additional Earnout Payment.
     “Earnout Periods” means the First Earnout Period and the Second Earnout Period.
     “EBITDA” means, with respect to the Surviving Corporation and its Subsidiaries on a consolidated basis for the Earnout Periods and as determined in accordance with GAAP, consistently applied on a basis consistent with the Company’s past practices, net income, (a) after restoring thereto any (i) amounts deducted on account of any extraordinary losses (or deducting therefrom any amount included therein on account of any extraordinary gains), (ii) general corporate administrative or overhead charges paid directly or indirectly to the Purchaser or any of its Affiliates (unless such charges are for services previously provided by the Company and are approved in writing by the Stockholder Representative), (iii) Transaction Expenses, (iv) depreciation, amortization and interest expense, and (v) income tax expense (or deducting therefrom any income tax benefit), and (b) excluding therefrom any interest income.
     “Employee Benefit Plan” means, with respect to any Person, (a) each plan, fund, program, agreement, arrangement or scheme, including each plan, fund, program, agreement, arrangement or scheme maintained or required to be maintained under the Laws of a jurisdiction outside the United States of America, in each case, that is at any time sponsored or maintained or required to be sponsored or maintained by such Person or to which such Person makes or has made, or has or has had an obligation to make, contributions providing for employee benefits or for the remuneration, direct or indirect, of the employees, former employees, directors, managers, officers, consultants, independent contractors, contingent workers or leased employees of such Person or the dependents of any of them (whether written or oral), including each deferred compensation, bonus, incentive compensation, pension, retirement, stock purchase, stock option and other equity compensation plan, (b) each “welfare” plan (within the meaning of Section 3(1) of ERISA, determined without regard to whether such plan is subject to ERISA), (c) each “pension” plan (within the meaning of Section 3(2) of ERISA, determined without regard to whether such plan is subject to ERISA), (d) each severance plan or agreement, health, vacation, summer hours, supplemental unemployment benefit, hospitalization insurance, medical, dental, legal, and (e) each other employee benefit plan, fund, program, agreement, arrangement or scheme.

     “Employment Agreement” means any employment contract, consulting agreement, termination or severance agreement, change of control agreement or any other agreement respecting the terms and conditions of employment or payment of compensation, or of a consulting or independent contractor relationship in respect to any current or former officer, director, employee, consultant or independent contractor.
     “Environmental Laws” means all local, state and federal Laws relating to protection of surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, natural resources, or ambient air, pollution control, product registration and Hazardous Materials.
     “ERISA” means the United States Employee Retirement Income Security Act of 1974 and the rules and regulations promulgated thereunder.
     “ERISA Affiliate” means any Person (whether incorporated or unincorporated) that together with the Company or any of its Subsidiaries would be deemed a “single employer” within the meaning of Section 414 of the Code.
     “ERISA Affiliate Plan” means each Employee Benefit Plan sponsored or maintained or required to be sponsored or maintained at any time by any ERISA Affiliate, or to which such ERISA Affiliate makes or has made, or has or has had an obligation to make, contributions at any time or with respect to which it has any liabilities.
     “Escrow Agent” means SunTrust Bank, a Georgia banking corporation.
     “Escrow Agreement” means the Escrow Agreement to be entered into at the Closing by and among the Stockholder Representative, the Purchaser and the Escrow Agent, substantially in the form of Exhibit C.
     “Escrow Fund” has the meaning set forth in the Escrow Agreement.
     “Estimated Working Capital Deficit” means the amount, if any, by which the Target Working Capital exceeds the Estimated Working Capital as set forth on the Closing Date Financials Statement.
     “Estimated Working Capital Surplus” means the amount, if any, by which the Estimated Working Capital exceeds the Target Working Capital as set forth on the Closing Date Financials Statement.
     “Final Earnout Period Financial Statements” means the Preliminary Earnout Period Financial Statements, as finally determined pursuant to Section 2.7.
     “Final EBITDA Calculation” means the Preliminary EBITDA Calculation, as finally determined pursuant to Section 2.7.
     “Final Closing Balance Sheet” means the Preliminary Closing Balance Sheet as finally determined pursuant to Section 2.6.
     “Final Closing Date Cash Balance” means the Closing Date Cash Balance as finally determined pursuant to Section 2.6.
     “Final Working Capital” means the Net Working Capital of the Company as finally determined pursuant to Section 2.6.

     “Final Working Capital Schedule” means the Preliminary Working Capital Schedule as finally determined pursuant to Section 2.6.
     “Financial Statements” means the unaudited (a) consolidated balance sheets of the Company and its Subsidiaries as of July 31, 2008, 2007 and 2006, and the unaudited consolidated statements of income and cash flows of the Company and its Subsidiaries for the 12-month periods then ended, and (b) unaudited balance sheet of the Company as of September 30, 2008 and the unaudited statements of income and cash flows of the Company and its Subsidiaries for the two (2)-month period then ended. The Financial Statements are attached as Schedule B.
     “First Earnout Period” means the period from January 1, 2009 through and including December 31, 2009.
     “First Earnout Period Baseline EBITDA” means $4,900,000.
     “First Earnout Period EBITDA Achieved Percentage” means the amount (expressed as a percentage) equal to Final EBITDA Calculation for the First Earnout Period, divided by (ii) the First Earnout Period EBITDA Target.
     “First Earnout Period EBITDA Target” means $7,000,000.
     “First Earnout Period Shortfall Amount” means the amount equal to $7,500,000, minus the First Earnout Period Payment.
     “FLSA” means the United States Fair Labor Standards Act and the rules and regulations promulgated thereunder.
     “FMLA” means the United States Family and Medical Leave Act and the rules and regulations promulgated thereunder.
     “Foreign Trade Laws” means all applicable Laws and/or any and all regulations promulgated pursuant to such statutes as amended from time to time relating to the import and export of goods, including all applicable licensing, recordkeeping, and reporting requirements of (a) the Export Administration Act, 50 U.S.C. app. §§ 2401-2420 and the Export Administration Regulations, 15 C.F.R. Part 730 et seq., (b) the Arms Export Control Act, 22 U.S.C. §§ 2778-2994 and the International Traffic In Arms Regulations, 22 C.F.R. Parts 120-130, (c) all economic sanctions and embargo Laws including, the Trading With The Enemy Act, 50 U.S.C. App. §§ 1-44, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701-1706, the Cuban Democracy Act of 2000, 22 U.S.C. § 6001 et seq., the Cuban Liberty and Democratic Solidarity (Libertad) Act of 1996, 22 U.S.C. §§ 6021-91, and regulations enforced by the Office of Foreign Assets Control, including the Foreign Assets Control Regulations, 31 C.F.R. part 500, the Cuban Asset Control Regulations, 31 C.F.R. part 515, and (d) all Customs laws, including all laws codified in Title 19 of the U.S. Code, as well as the Harmonized Tariff Schedule of the United States, and Customs regulations, 19 C.F.R. Parts 0-199.
     “Fully Diluted Shares” means the aggregate number of shares of Common Stock outstanding as of immediately prior to the Effective Time, including for purposes of this computation the aggregate number of shares of Common Stock issuable upon the exercise in full of all of the Options that are outstanding as of immediately prior to the Effective Time and the Oberholtzer Shares.

     “GAAP” means generally accepted accounting principles as applied in the United States.
     “Government Bid” means any bid that if accepted or awarded would result in a Government Contract.
     “Government Contract” means any Contract between the Company and (a) any Governmental Entity, (b) any prime contractor to any Governmental Entity or (c) any subcontractor to any Governmental Entity.
     “Governmental Entity” means (a) any federal, state or local or foreign government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, ministry, body or commission or other governmental authority or agency, domestic or foreign (hereafter “Government”) and (b) solely with respect to the representations and warranties set forth in Section 3.12(b), any Person owned or Controlled by any Government; any official, employee or representative of any Government; any political party or official or employee thereof; or any candidate for political office.
     “Hazardous Materials” means any waste, pollutant, contaminant, hazardous substance, toxic, ignitable, reactive or corrosive substance, hazardous waste, special waste, industrial substance, by-product, process-intermediate product or waste, petroleum or petroleum-derived substance or waste, chemical liquids or solids, liquid or gaseous products, or any constituent of any such substance or waste, the use, generation, handling, Release or disposal of which by the Company or any of its Subsidiaries is in any way governed by or subject to any applicable Law, or the presence of which could result in a Remedial Action obligation for the Company or any of its Subsidiaries.
     “Holder” means any Person that is a Stockholder or Option Holder immediately prior to the Effective Time and Cliff Oberholtzer.
     “Indemnified Party” means a Purchaser Indemnified Party or a Stockholder Indemnified Party.
     “Intellectual Property” means any or all of the following and all rights, arising out of or associated therewith: (a) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (b) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know-how, technology, technical data and customer lists, and all documentation relating to any of the foregoing throughout the world; (c) all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world; (d) all industrial designs and any registrations and applications therefor throughout the world; (e) all internet uniform resource locators, domain names, trade names, logos, slogans, designs, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (f) all databases and data collections and all rights therein throughout the world; (g) all moral and economic rights of authors and inventors, however denominated, throughout the world; and (h) any similar or equivalent rights to any of the foregoing anywhere in the world.
     “Knowledge” with respect to the Company means all facts known by each of Nim Evatt, Paul Kuphal and Charles Worthman after due inquiry and diligence with respect to the matters at hand.
     “Labor Laws” means all Laws and all Contracts or collective bargaining agreements governing or concerning labor relations, unions and collective bargaining, conditions of employment, employment discrimination and harassment, wages, hours or occupational safety and health, including, without limitation, the United States Immigration Reform and Control Act of 1986, the United States National Labor Relations Act, the United States Civil Rights Acts of 1866 and 1964, the United States Equal Pay Act, ADEA, ADA, FMLA, WARN, OSHA, the United States Davis Bacon Act, the United States Walsh-Healy Act, the United States Service Contract Act, United States Executive Order 11246, FLSA and the United States Rehabilitation Act of 1973 and all rules and regulations promulgated under such acts.
     “Laws” means all statutes, rules, codes, regulations, restrictions, ordinances, orders, decrees, approvals, directives, judgments, injunctions, writs, awards and decrees of, or issued by, all Governmental Entities and all common law requirements.
     “Leased Real Property” means the parcels of real property of which the Company or any of its Subsidiaries is the lessee (together with all fixtures and improvements thereon).
     “Legal Dispute” means any action, suit or proceeding between or among the Parties and their respective Affiliates arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document.
     “Licenses” means all notifications, licenses, permits (including environmental, construction and operation permits), franchises, certificates, approvals, exemptions, classifications, registrations and other similar documents and authorizations issued by any Governmental Entity, and applications therefor.
     “Liens” mean all mortgages, liens, pledges, security interests, charges, claims, restrictions and encumbrances of any nature whatsoever.
     “Loss” means any claim, liability, obligation, loss, cost, expense, penalty, fine or judgment (at equity or at law, including statutory and common) and damage whenever arising or incurred (including amounts paid in settlement, costs of investigation and reasonable attorneys’ fees and expenses).
     “Material Adverse Effect” means any state of facts, change, event, effect or occurrence that shall have occurred or be reasonably expected to occur (when taken together with all other states of fact, changes, events, effects or occurrences that have occurred or be reasonably expected to occur) that is or would be reasonably likely to be materially adverse to the financial condition, results of operations, properties, assets or liabilities (including contingent liabilities) of the Company and its Subsidiaries, taken as a whole, other than any material adverse effect resulting from (i) changes in general economic, financial market or geopolitical conditions which do not disproportionately impact the Company and its Subsidiaries, (ii) general changes or developments in any of the industries in which the Company or its Subsidiaries operate which do not disproportionately impact the Company and its Subsidiaries, (iii) any actions required under this Agreement to obtain any approval or authorization under applicable antitrust Laws for the consummation of the Merger, (iv) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof after the date hereof or (v) any outbreak or escalation of hostilities or war or any act of terrorism.
     “Maximum Earnout Amount” means an amount equal to $15,000,000.
     “Net Working Capital” means the current assets of the Company and its Subsidiaries less the current liabilities of the Company and its Subsidiaries as of the close of business on the Business Day immediately prior to the Closing Date and in accordance with the guidelines on Exhibit D.
     “Oberholtzer Proceeds” means the number of Oberholtzer Shares multiplied by $0.47.

     “Oberholtzer Shares” means 10,000 shares of Common Stock.
     “Option” means each option or similar right to purchase a number of specified shares of Common Stock, whether vested or not, outstanding immediately prior to the Effective Time.
     “Option Holder” means a holder of an Option outstanding immediately prior to the Effective Time.
     “OSHA” means the United States Occupational Safety and Health Administration.
     “Paying Agent” means a paying agent selected by the Company as to which the Purchaser has no reasonable objection.
     “Per Option Merger Consideration” means, with respect to each Option, the amount, if any, by which (a) (i) the Per Share Merger Consideration multiplied by (ii) the number of shares of Common Stock for which such Option is exercisable immediately prior to the Effective Time exceeds (b) (i) the per share exercise price of such Option multiplied by (ii) the number of shares of Common Stock for which such Option is exercisable into immediately prior to the Effective Time.
     “Per Share Merger Consideration” means an amount equal to the quotient of (a) the sum of (i) the Closing Date Cash Proceeds, plus (ii) the Aggregate Option Exercise Price, plus (iii) the Aggregate Note Proceeds, plus (iv) the Oberholtzer Proceeds, divided by (b) the Fully Diluted Shares.
     “Permitted Liens” means (a) Liens for Taxes not yet due and payable or being contested in good faith for which adequate accruals or reserves have been established in accordance with GAAP on the Financial Statements, (b) Liens securing indebtedness or liabilities that are reflected in the Financial Statements, (c) statutory Liens of landlords, (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course of business consistent with past practice and not yet delinquent, and (d) in the case of Leased Real Property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other minor irregularities in title, none of which, individually or in the aggregate, (i) interfere in any material respect with the present use of or occupancy of the affected parcel by the Company or any of its Subsidiaries, (ii) have more than an immaterial effect on the value thereof or its use, or (iii) would impair the ability of such parcel to be sold for its present use.
     “Person” means any individual, corporation, partnership, joint venture, limited liability company, trust, unincorporated organization or Governmental Entity.
     “Preliminary Working Capital Schedule” means a statement of Net Working Capital prepared by the Purchaser and delivered to the Stockholder Representative pursuant to Section 2.6(a).
     “Pro Rata Percentage” means, for each Holder, the total number of Fully Diluted Shares held by such Holder immediately prior to the Effective Time divided by the total number of Fully Diluted Shares.
     “Purchaser Ancillary Documents” means any certificate, agreement, document or other instrument, other than this Agreement, to be executed and delivered by the Purchaser in connection with the transactions contemplated by this Agreement.
     “Purchaser Indemnified Parties” means the Purchaser and its Affiliates, each of their respective officers, directors, employees, agents and representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

     “Receivables” means the Company’s and its Subsidiaries’ accounts receivable reflected on the Balance Sheet.
     “Registered Intellectual Property” means all United States, international and foreign: (a) patents and patent applications (including provisional applications); (b) registered trademarks and service marks, applications to register trademarks and service marks, intent-to-use applications, or other registrations or applications related to trademarks and service marks; (c) registered copyrights and applications for copyright registration; (d) domain name registrations; and (e) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded with any federal, state, local or foreign Governmental Entity or other public body.
     “Release” means, with respect to any Hazardous Material, any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into any surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or the ambient air.
     “Remedial Action” means all actions required under Environmental Laws to clean up, remove, treat or address any Hazardous Material in the environment at levels exceeding those allowed by applicable Environmental Laws, including pre-remedial studies and investigations or post-remedial monitoring and care.
     “Second Earnout Period” means the period from January 1, 2010 through and including December 31, 2010.
     “Second Earnout Period Baseline EBITDA” means $4,200,000.
     “Second Earnout Period EBITDA Achieved Percentage” means the amount (expressed as a percentage) equal to Final EBITDA Calculation for the Second Earnout Period, divided by (ii) the Second Earnout Period EBITDA Target.
     “Second Earnout Period EBITDA Target” means $7,000,000.
     “Stockholder” means a Person holding Company Shares.
     “Stockholder Indemnified Parties” means the Holders, and the respective heirs, executors, successors and assigns of any of the foregoing.
     “Stockholder Notes” means those certain loans to B.I. Kessler and Samuel Carswell referenced on Schedule 3.13(a)(i).
     “Superior Proposal” means (a) any proposal made by a third party relating to an Acquisition and (b) on terms which the Board of Directors of the Company determines in its good faith judgment (based on the advice of a financial advisor of reasonable reputation), taking into account the Person making the proposal and the legal, financial, regulatory and other aspects of the proposal, (i) would be more favorable than the Merger to the Company’s stockholders, (ii) is reasonably capable of being completed, and (iii) for which financing is then fully committed.
     “Target Working Capital” means an amount equal to $6,406,660.

     “Taxes” means all taxes, assessments, charges, duties, fees, levies and other governmental charges, including federal, state, local or foreign income, franchise, capital stock, real property, personal property, escheat, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, transfer, sales, use, excise, gross receipts, value-added, license, severance, stamp, occupation, premium, environmental, customs, profits, registration, alternative or add-on minimum, estimated and all other taxes of any kind, and any charges, additions, interest or penalties imposed by any Governmental Entity in connection therewith.
     “Tax Return” means any report, return, declaration, claim for refund or other information required or permitted to be supplied to a Governmental Entity in connection with Taxes, including estimated returns and reports of every kind with respect to Taxes.
     “Termination Date” means the date prior to the Closing when this Agreement is terminated in accordance with Article VIII.
     “Transaction Expenses” means all expenses of the Company and its Subsidiaries incurred in connection with the negotiation and the preparation of this Agreement and the consummation of the transactions contemplated by this Agreement, to the extent not paid prior to the Closing, including fees and disbursements of lawyers, financial advisors, accountants and other advisors and service providers.
     “Treasury Regulations” means the Income Tax Regulations, promulgated under the Code.
     “WARN” means the United States Worker Adjustment and Retraining Notification Act of 1988, as amended, and the rules and regulations promulgated thereunder.
     “Working Capital Deficit” means the amount by which the Final Working Capital calculated in accordance with Section 2.6 is less than the Estimated Working Capital.
     “Working Capital Surplus” means the amount by which the Final Working Capital calculated in accordance with Section 2.6 exceeds the Estimated Working Capital.
     Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acquisition	5.5(a)
Additional Earnout Payment	2.7(d)(iii)
Adjustment Period	2.7(b)
Affected Employees	5.9(d)
Agreement	Preamble
Arbitrator	2.6(c)
BCANJ	Recitals
Board	5.12(a)(iii)(C)
Certificate of Merger	1.2
Certificates	2.5(a)
Closing Date Equity Statement	2.1(b)
Closing Date Financials Statement	2.1(c)
Common Stock	3.3(a)
Company	Preamble
Company Contracts	3.13(a)

Term	Section
Company Losses	9.2
Company Stockholder Approval	5.11
Current Company Benefit Plan	3.16(a)
Earnout Adjustment Report	2.7(b)
Effective Time	1.2
Employee Transition Period	5.9(d)
Environmental Permits	3.19(a)
Escrow Amount	2.3(b)
Escrow Period	9.7
Escrow Termination Date	9.4(c)
Estimated Closing Date Cash	2.1(c)(iii)
Estimated Working Capital	2.1(c)(iv)
Expiration Date	8.1(d)
First Earnout Period Payment	2.7(d)(i)(2)
Indemnifying Party	9.3(a)
Interim Period	5.1
Merger	Recitals
Merger Consideration	2.1(a)
Merger Sub	Preamble
Open Source Software	3.21(f)
Party(ies)	Preamble
Payoff Letters	6.2(e)
Preliminary Closing Balance Sheet	2.6(a)
Preliminary Closing Statement	2.6(a)
Preliminary Earnout Period Financial Statements	2.7(a)
Preliminary EBITDA Calculation	2.7(a)
Products	3.21(f)
Purchaser	Preamble
Purchaser Basket	9.5(a)
Purchaser Cap	9.5(a)
Purchaser Losses	9.1
Representatives	5.2
Resolution Period	2.7(c)
Second Earnout Period Payment	2.7(d)(ii)(2)
Stockholder Approval Certificate	5.11
Stockholder Representative	10.15(a)
Subsidiary(ies)	3.4
Surviving Corporation	1.1
Surviving Obligations	9.4(a)
Surviving Representations	9.4(a)
Termination Fee	5.13